THIRD AMENDED AND RESTATED MULTIPLE FACILITIES LEASE

GEORGIA LESSOR – BONTERRA/PARKVIEW, INC.

AND

ADK BONTERRA/PARKVIEW, LLC

DATED: OCTOBER 29, 2010

Facilities:

(Parkview Manor Nursing Home (Atlanta, Georgia))
(Bonterra Nursing Center (East Point, Georgia))

THIRD AMENDED AND RESTATED MULTIPLE FACILITIES LEASE
(Parkview Manor Nursing Home (Atlanta, Georgia))
(Bonterra Nursing Center (East Point, Georgia))

THIS THIRD AMENDED AND RESTATED MULTIPLE FACILITIES LEASE ("Lease") is executed and delivered as of this 29th day of October, 2010, and is entered into by GEORGIA LESSOR – BONTERRA/PARKVIEW, INC., a Maryland corporation ("Lessor"), and ADK BONTERRA/PARKVIEW, LLC, a Georgia limited liability company ("Lessee").

RECITALS

The circumstances underlying the execution and delivery of this Lease are as follows:

A.   Capitalized terms used and not otherwise defined herein have the respective meanings given them in Article II below.

B.   Lessor and TRIAD HEALTH MANAGEMENT OF GEORGIA II, LLC, a Georgia limited liability company ("Prior Lessee"), are parties to that certain Second Amended and Restated Multiple Facilities Lease dated as of May 10, 2010 (the "Existing Lease"), pursuant to which Lessee leases from Lessor the Leased Properties.

C.   Prior Lessee has assigned its interest in the Existing Lease to Lessee pursuant to the Assumption Agreement.

D.   Pursuant to the Assumption Agreement, Lessor and Lessee have agreed to amend and restate the Existing Lease effective as of November 1, 2010 (the "Effective Date") on the terms and conditions of this Lease.

NOW, THEREFORE, in consideration of the sum of Ten Dollars ($10.00) in hand paid by each party to the other, the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lessor and Lessee agree to amend and restate the Existing Lease in its entirety effective as of the Effective Date as follows:

ARTICLE I

1.1   Lease. Upon and subject to the terms and conditions set forth in this Lease, Lessor leases to Lessee, and Lessee leases from Lessor, the Leased Properties. The Leased Properties is leased subject to Permitted Encumbrances.

1.1.1   Subleases. As of the Effective Date, the Leased Properties are not subleased. In the event all or any portion of the Leased Properties are subleased pursuant to Subleases, (i) Lessee will have as of such date assigned the Subleases to Lessor, (ii) Lessee shall not amend or modify the terms of any Sublease without the prior written consent of Lessor, which Lessor may in its sole discretion grant, withhold or condition, and (iii) Lessee agrees that a default by a Sublessee under an Sublease shall be deemed a default by Lessee under this Lease which, if not cured within any applicable cure or grace period shall constitute an Event of Default and entitle Lessor to exercise any and all remedies provided by this Lease or by law. Each Sublessee under an Sublease will agree in the Sublease that it assumes and agrees to be bound by and perform each and every obligation of the Lessee under this Lease; provided, however, that obligations of a Sublessee related to the operation, maintenance and repair of a Facility are assumed only with respect to the Facility being operated by such Sublease. Any Notice given by Lessor to Lessee shall be deemed a Notice given to each Sublessee of a Leased Property.

        1.1.2   Single, Indivisible Lease. This Lease constitutes one indivisible lease of the Leased Properties and not separate leases governed by similar terms. The Leased Properties constitute one economic unit, and the Base Rent and all other provisions have been negotiated and agreed to based on a demise of all of the Leased Properties to Lessee as a single, composite, inseparable transaction and would have been substantially different had separate leases or a divisible lease been intended. Except as expressly provided in this Lease for specific, isolated purposes (and then only to the extent expressly otherwise stated), all provisions of this Lease apply equally and uniformly to all of the Leased Properties as one unit. An Event of Default with respect to any Leased Property is an Event of Default as to all of the Leased Properties. The parties intend that the provisions of this Lease shall at all times be construed, interpreted and applied so as to carry out their mutual objective to create an indivisible lease of all of the Leased Properties and, in particular but without limitation, that, for purposes of any assumption, rejection or assignment of this Lease under 11 U.S.C. 365, this is one indivisible and non-severable lease and executory contract dealing with one legal and economic unit and that this Lease must be assumed, rejected or assigned as a whole with respect to all (and only as to all) of the Leased Properties.

        1.2   Term. The initial term of this Lease ("Initial Term") shall be from March 1, 2003 thru April 30, 2010, subject to extension or termination as set forth in Sections 1.3 and 1.4 below.

        1.3   Option to Renew. Lessee is hereby granted three (3) successive options to renew this Lease (each a "Renewal Term"). The first option to renew has been exercised and is for the period of May 1, 2010 thru April 30, 2022. Two additional options to renew shall be for a period of ten (10) Lease Years each, for a maximum Term if such options are exercised of approximately thirty-nine (39) Lease Years. Lessee's exercise of the second and third options to renew this Lease are subject to the following terms and conditions (which conditions may be waived by Lessor in its sole discretion):

        (a)   An option to renew is exercisable only by Notice to Lessor at least one hundred and eighty (180) days, and not more than three hundred sixty (360) days, prior to the expiration of the Initial Term (or prior to the expiration of the preceding Renewal Term, as the case may be);

        (b)   No Event of Default or Unmatured Event of Default shall have occurred and be continuing either at the time a renewal option is exercised or at the commencement of a Renewal Term;

        (c)   During a Renewal Term, all of the terms and conditions of this Lease shall remain in full force and effect; and

        (d)   Lessee may exercise its options to renew with respect to all (and no fewer than all) of the Leased Properties.

1.4   Limitation of Liability. Lessee is the "Assignee" as set forth in the Assumption Agreement. Notwithstanding anything in this Lease to the contrary, certain obligations of Lessee under this Lease arising prior to the Effective Date are limited as set forth in the Assumption Agreement.

ARTICLE II

2.1   Definitions. For all purposes of this Lease, except as otherwise expressly provided or unless the context otherwise requires, (a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular; (b) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP as at the time applicable; (c) all references in this Lease to designated "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this Lease; and (d) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Lease as a whole and not to any particular Article, Section or other subdivision.

AdCare: AdCare Health Systems Inc., an Ohio corporation.

Additional Charges: All Impositions and other amounts, liabilities and obligations that Lessee assumes or agrees to pay under this Lease.

Affiliate: Any Person who, directly or indirectly, Controls or is Controlled by or is under common Control with another Person.

Approval Threshold: One Hundred Thousand Dollars ($100,000).

Assessment: Any governmental assessment on the Leased Properties or any part of any of them for public or private improvements or benefits, whether or not commenced or completed prior to the date hereof and whether or not to be completed within the Term.

Assumed Indebtedness: Any indebtedness or other obligations expressly assumed in writing by Lessor and secured by a mortgage, deed of trust or other security agreement to which Lessor's title to the Leased Properties is subject.

Assumption Agreement: The Assignment and Assumption of Second Amended and Restated Multiple Facilities Lease and Consent of Lessor dated as of the date of this Lease by and among Lessor, Prior Lessee, Lessee and Guarantor.

Award: All compensation, sums or anything of value awarded, paid or received in connection with a Taking or Partial Taking.

Base Rent: During the Term, the Base Rent shall be:

(1)   During the period of May 1, 2010 thru April 30, 2011, One Million Five Hundred Thousand and 00/100 Dollars ($1,500,000);

(2)   For the Lease Year commencing on May 1, 2011, and for each succeeding Lease Year in the Term, the Base Rent for the previous Lease Year, *multiplied by* (i) one hundred percent (100%) plus (ii) three percent (3%).

4

Business Day: Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which national banks in the City of New York, New York are authorized or obligated, by law or executive order, to close.

Cash Flow: For any period, the sum of (a) Net Income of Lessee arising solely from the operation of the Facilities for the applicable period, and (b) the amounts deducted in computing Lessee's Net Income for the period for (i) depreciation, (ii) amortization, (iii) Base Rent, (iv) interest (including payments in the nature of interest under any leases that in accordance with GAAP are required to be capitalized for financial reporting purposes and interest on any Purchase Money Financing), (v) income taxes (or, if greater, income tax actually paid during the period) and (vi) management fees.

Cash Flow to Rent Ratio: For any fiscal period, the ratio of Cash Flow to Base Rent.

Citation: Any operational or physical plant deficiency set forth in writing with respect to the Facilities by any governmental body or agency, or Medicare intermediary, having regulatory oversight over the Facilities, Lessee, or any Sublessee or Manager, with respect to which the scope and severity of the potential penalty for such deficiency is one or more of the following: loss of licensure, decertification of the Facilities from participation in the Medicare and/or Medicaid programs, appointment of a temporary manager or denial of payment for new admissions

Clean-Up: The investigation, removal, restoration, remediation and/or elimination of, or other response to, Contamination, in each case to the satisfaction of all governmental agencies having jurisdiction, in compliance with or as may be required by Environmental Laws.

Code: The Internal Revenue Code of 1986, as amended.

Commencement Date: March 1, 2003.

Condemnor: Any public or quasi-public authority, or private corporation or individual, having the power of condemnation.

Construction Funds: The Net Proceeds and such additional funds as may be deposited with Lessor by Lessee pursuant to Section 14.6 for restoration or repair work pursuant to this Lease.

Contamination: The presence, Release or threatened Release of any Hazardous Substance at the Leased Properties in violation of any Environmental Law, or in a quantity that would give rise to any affirmative Clean-Up obligations under an Environmental Law, including, but not limited to, the existence of any injury or potential injury to public health, safety, natural resources or the environment associated therewith, or any other environmental condition at, in, about, under or migrating from or to the Leased Properties.

Control (and its corollaries "Controlled by" and "under common Control with"): Possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, through the ownership or control (such as a proxy or voting agreement) of voting securities, partnership interests or other equity interests.

CPI: The United States Department of Labor, Bureau of Labor Statistics Revised Consumer Price Index for All Urban Consumers (1982-84=100), U.S. City Average, All Items, or, if that index is not available at the time in question, the index designated by such Department as the successor to such index, and if there is no index so designated, an index for an area in the United States that most closely corresponds to the entire United States, published by such Department, or if none, by any other instrumentality of the United States.

Date of Taking: The date on which the Condemnor has the right to possession of the Leased Properties that is the subject of the Taking or Partial Taking.

Distribution: Any payment, transfer or distribution of cash or any assets of any Person to one or more equity holders of such Person or to any Affiliate of such Person, or return any capital, redemption any of security, or making or assumption of any loans, advances or extension of credit or capital contribution to, or any other investment in, any Affiliate of such Person, including, but not limited to, a fee for management, a payment for services rendered, a reimbursement for expenditures or overhead incurred on behalf of such Person or a payment on any debt.

Encumbrance: Any mortgage, deed of trust, lien, encumbrance or other matter affecting title to the Leased Properties, or any portion thereof or interest therein, securing any borrowing or other means of financing or refinancing.

Environmental Audit: A written certificate that (a) is in form and substance satisfactory to Lessor, (b) is from an environmental consulting or engineering firm acceptable to Lessor and (c) states that there is no Contamination on the Leased Properties and that the Leased Properties is otherwise in strict compliance with Environmental Laws.

Environmental Documents: Each and every (a) material document received by Lessee or any Affiliate from, or submitted by Lessee or any Affiliate to, the United States Environmental Protection Agency and/or any other federal, state, county or municipal agency responsible for enforcing or implementing Environmental Laws with respect to the condition of the Leased Properties, or Lessee's operations at the Leased Properties; and (b) review, audit, report, or other analysis data pertaining to environmental conditions, including, but not limited to, the presence or absence of Contamination, at, in, under or with respect to the Leased Properties that have been prepared by, for or on behalf of Lessee.

Environmental Laws: All federal, state and local laws (including, without limitation, common law), statutes, codes, ordinances, regulations, rules, orders, permits or decrees now or at any time in effect and relating to (a) the introduction, emission, discharge or release of Hazardous Substances into the indoor or outdoor environment (including without limitation, air, surface water, groundwater, land or soil), (b) the manufacture, processing, distribution, use, treatment, storage, transportation or disposal of Hazardous Substances or (c) the Clean-Up of Contamination.

Event of Default: The occurrence of any of the following:

(a)   Lessee fails to pay or cause to be paid the Rent when due and payable;

(b)   Lessee, any Sublessee or any Guarantor, on a petition in bankruptcy filed against it, is adjudicated as bankrupt or has an order for relief thereunder entered against it, or a court of competent jurisdiction enters an order or decree appointing a receiver of Lessee, any

6

Sublessee or any Guarantor or of the whole or substantially all of its property, or approving a petition filed against Lessee, any Sublessee or any Guarantor seeking reorganization or arrangement of Lessee, any Sublessee or any Guarantor under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof, and such judgment, order or decree is not vacated or set aside or stayed within sixty (60) days from the date of the entry thereof, subject to the applicable provisions of the Bankruptcy Code (11 USC § 101 et. seq.) and to the provisions of Section 16.6 below;

(c)   Lessee, any Sublessee or any Guarantor: (i) admits in writing its inability to pay its debts generally as they become due; (ii) files a petition in bankruptcy or a petition to take advantage of any insolvency law; (iii) makes a general assignment for the benefit of its creditors; (iv) consents to the appointment of a receiver of itself or of the whole or any substantial part of its property; or (v) files a petition or answer seeking reorganization or arrangement under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof, subject to the applicable provisions of the Bankruptcy Code (11 USC § 101 et. seq.) and to the provisions of Section 16.6 below;

(d)   Lessee, any Sublessee or any Guarantor is liquidated or dissolved, or begins proceedings toward liquidation or dissolution, or has filed against it a petition or other proceeding to cause it to be liquidated or dissolved and the proceeding is not dismissed within thirty (30) days thereafter, or Lessee, any Sublessee or any Guarantor in any manner permits the sale or divestiture of all or substantially all of its assets;

(e)   The estate or interest of Lessee or any Sublessee in the Leased Properties or any part thereof is levied upon or attached in any proceeding and the same is not vacated or discharged within sixty (60) days thereafter (unless Lessee is in the process of contesting such lien or attachment in good faith in accordance with Article XII hereof);

(f)   Lessee ceases operation of any Facility except upon prior Notice to, and with the express prior written consent of, Lessor (which consent Lessor may withhold in its absolute discretion), or as the unavoidable consequence of damage or destruction as a result of a casualty, or a Partial or total Taking;

(g)   Any representation or warranty made by Lessee in the Lease, any Sublessee or any Guarantor, in any Transaction Document or in any certificates delivered in connection with this Lease or the Transaction Documents proves to be untrue when made in any material respect, Lessor is materially and adversely affected thereby and Lessee, any Sublessee or any Guarantor or any Affiliate, as the case may be, fails within thirty (30) days after Notice from Lessor or Omega, as the case may be, to cure such condition by terminating such adverse effect and making Lessor or Omega, as the case may be, whole for any damage suffered therefrom, or, if with due diligence such cure cannot be effected within thirty (30) days, if Lessee, any Sublessee or any Guarantor has failed to commence to cure the same within the thirty (30) days or failed thereafter to proceed promptly and with due diligence to cure such condition and complete such cure prior to the time that such condition causes a default in any Facility Mortgage and prior to the time that the same results in civil or criminal penalties to Lessor, Lessee, any Sublessee, a Guarantor, any Affiliates of any of them or the Leased Properties;

(h)   Lessee (or, if applicable, any Sublessee or Manager):

7

(i)   has any license, permit, approval, certificate of need, certificate of reimbursement or other authorization necessary to operate any Facility as a provider of health care services in accordance with its Primary Intended Use suspended or revoked, or its right to so operate a Facility or to accept patients suspended, and Lessee fails to remedy any condition causing such revocation or suspension within any cure period allowed therefor by the applicable agency or authority or, if no such cure period is allowed or specified by the applicable agency or authority, Lessee fails to remedy the condition promptly and diligently following Lessee's receipt of notice of such condition and, in any event, prior to the final, nonappealable revocation or suspension of any such license, permit, approval, certificate of need, certificate of reimbursement , other authorization or right to operate the Facilities in question or to accept patients at the Facilities in question; or

(ii)   receives a Citation with respect to a Facility and fails to cure the condition that is the subject of the Citation within the period of time required for such cure by the issuer of the Citation or, but in any event prior to the final, nonappealable revocation or suspension of any license, permit, approval, certificate of need, certificate of reimbursement or other authorization necessary to operate a Facility as a provider of health care services in accordance with its Primary Intended Use or to receive Medicare or Medicaid payments with respect to residents of any Facility, or prior to the appointment of a temporary manager, as the case may be; or

(iii)   fails to give Lessor Notice that any event set forth in clauses (i) and (ii) above has occurred, as required pursuant to Section 23.1(h) below.

(i)   A Transfer occurs without the prior written consent of Lessor;

(j)   A default occurs under any Transaction Document and such default is not cured prior to the expiration of any applicable grace or cure period provided therein;

(k)   A default occurs under any other contract affecting any Facility, Lessee, or any Sublessee, and such default has, or could reasonably expected to have, a Material Adverse Effect;

(l)   Lessee breaches any of the financial covenants set forth in Article VIII hereof, the breach is capable of cure and the breach is not cured within a period of thirty (30) days after the Notice thereof from Lessor;

(m)   Lessee fails to observe or perform any other term, covenant or condition of this Lease or any of the other Transaction Documents and the failure is not cured by Lessee within a period of thirty (30) days after Notice thereof from Lessor, unless the failure cannot with due diligence be cured within a period of thirty (30) days, in which case such failure shall not be deemed an Event of Default if and for so long as Lessee proceeds promptly and with due diligence to cure the failure and completes the cure prior to the time that the same causes a Material Adverse Effect, a default in any Facility Mortgage, or in civil or criminal penalties to Lessor, Lessee, or to the Leased Properties; or

(n)   A default under the Line of Credit Documents.

Expiration Date: means April 30, 2022, or April 30, 2032, if the second renewal option has been exercised, or April 30, 2042 if the second and third renewal options have been exercised.

Facilit(y)(ies): Each health care facility on the Land, including the Leased Property associated with such Facility, and together, all such facilities on the Leased Properties.

Facility Mortgage: Any mortgage, deed of trust or other security agreement that with the express, prior, written consent of Lessor is a lien upon any or all of the Leased Properties, whether such lien secures an Assumed Indebtedness or another obligation or obligations.

Facility Mortgagee: The secured party to a Facility Mortgage, its successors and assigns, any servicer acting on behalf of a Facility Mortgagee with respect to a Facility Mortgage and, if any Facility Mortgage is deposited with a trust, then the trustee acting on behalf of the certificate holders of such trust.

Financial Statement:

(A)   For each quarter during Lessee's fiscal year, on a consolidated basis for Lessee, (i) a statement of earnings for the current period and fiscal year to the end of such period, with a comparison to the corresponding figures for the corresponding period in the preceding fiscal year from the beginning of the fiscal year to the end of such period, and (ii) a balance sheet as of the end of the period, with a comparison to the corresponding figures for the corresponding period in the preceding fiscal year from the beginning of the fiscal year to the end of such period.

(B)   For Lessee's fiscal year, a financial report for Lessee on a consolidated basis, prepared by a "big four" accounting firm or any other firm of independent certified public accountants reasonably acceptable to Lessor, containing Lessee's balance sheet as of the end of that year, its related profit and loss, a statement of shareholder's equity for that year, a statement of cash flows for that year, any management letter prepared by the certified public accountants, such comments and financial details as customarily are included in reports of like character and the unqualified opinion of the certified public accountants as to the fairness of the statements therein. If any such financial report has been prepared, reviewed or audited by a firm of independent certified public accountants, then such financial statement shall be provided. Lessor may, at its own expense, cause any financial statement to be audited.

(C)   For AdCare's fiscal year, a financial report for AdCare on a consolidated basis, prepared by a "big four" accounting firm or any other firm of independent certified public accountants reasonably acceptable to Lessor, containing AdCare's balance sheet as of the end of that year, its related profit and loss, a statement of shareholder's equity for that year, a statement of cash flows for that year, any management letter prepared by the certified public accountants, such comments and financial details as customarily are included in reports of like character and the unqualified opinion of the certified public accountants as to the fairness of the statements therein. If any such financial report has been prepared, reviewed or audited by a firm of independent certified public accountants, then such financial statement shall be provided. Lessor may, at its own expense, cause any financial statement to be audited. So long as AdCare remains a reporting company under the Securities and Exchange Act of 1934, AdCare may satisfy this requirement by delivering to Lessor the audited financial statements contained in its Annual Report on Form 10-K.

Fixtures: Collectively, all permanently affixed equipment, machinery, fixtures, and other items of real and/or personal property (excluding Lessor's Personal Property), including all components thereof, now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into the Leased Improvements, including, without limitation, all furnaces, boilers, heaters, electrical equipment, heating, plumbing, lighting, ventilating, refrigerating, incineration, air and water pollution control, waste disposal, air-cooling and air-conditioning systems and apparatus (other than individual units), sprinkler systems and fire and theft protection equipment, built-in oxygen and vacuum systems, towers and other devices for the transmission of radio, television and other signals, all of which, to the greatest extent permitted by law, are hereby deemed by the parties hereto to constitute real estate, together with all replacements, modifications, alterations and additions thereto.

Force Majeure: An event or condition beyond the control of a Person, including without limitation a flood, earthquake, or other Act of God; a fire or other casualty resulting in a complete or partial destruction of the Facility in question; a war, revolution, riot, civil insurrection or commotion, terrorism, or vandalism; unusual governmental action, delay, restriction or regulation not reasonably to be expected; a contractor or supplier delay or failure in performance (not arising from a failure to pay any undisputed amount due), or a delay in the delivery of essential equipment or materials; bankruptcy or other insolvency of a contractor, subcontractor or construction manager (not an Affiliate of the party claiming Force Majeure); a strike, slowdown or other similar labor action; or any other similar event or condition beyond the reasonable control of the party claiming that Force Majeure is delaying or preventing such party from timely and fully performing its obligations under this Lease; provided that in any such event, the party claiming the existence of Force Majeure shall have given the other party Notice of such claim within fifteen (15) days after becoming aware thereof, and if the party claiming Force Majeure shall fail to give such Notice, then the event or condition shall not be considered Force Majeure for any period preceding the date such Notice shall be given. No lack of funds shall be construed as Force Majeure.

GAAP: Generally accepted accounting principles in effect at the time in question.

Guarantor: means each Person who has guaranteed or otherwise become liable for the obligations of Lessee under this Lease.

Guaranties: means (i) the Guaranty dated as of the date of this Lease from AdCare, (ii) the Guaranty dated as of the date of this Lease from HEARTH & HOME OF OHIO, INC., an Ohio corporation, and (iii) any other guaranty of this Lease delivered in the future.

Hazardous Substance: Dangerous, toxic or hazardous material, substance, pollutant, contaminant, chemical, waste (including medical waste), including petroleum products, asbestos and PCBs defined, listed or described as such under any Environmental Law.

Initial Term: As defined in Section 1.2.

Impositions: Collectively, all taxes (including, without limitation, all capital stock and franchise taxes of Lessor and all ad valorem, sales and use, single business, gross receipts, business privilege, transaction privilege, rent or similar taxes to the extent the same are assessed against Lessor the value of the Leased Properties, but excluding any tax based on the net income or net profit of Lessor derived from any such rents), assessments (including Assessments), ground rents, water, sewer or other rents and charges, excises, tax levies, fees (including, without limitation, license, permit, inspection, authorization and similar fees), and all other governmental charges, in each case whether general or special, ordinary or extraordinary, or foreseen or unforeseen, of every character that at any time prior to, during or in respect of the Term are assessed or imposed on or in respect of, or constitute a lien upon (a) Lessor or Lessor's interest in the Leased Properties; (b) the Leased Properties or any part thereof or any rent therefrom or any estate, right, title or interest therein; (c) any occupancy, operation, use or possession of, or sales from, or activity conducted on or in connection with the Leased Properties or the leasing or use of the Leased Properties or any part thereof; or (d) Rent, but excluding any transfer or other tax imposed with respect to the sale, exchange or other disposition by Lessor of the Leased Properties or any part thereof or the proceeds thereof. However, nothing contained in this Lease shall be construed to require Lessee to pay (1) any tax based on net income (whether denominated as a franchise or capital stock or other tax) imposed on Lessor or any Affiliate of Lessor or (2) any transfer, or net revenue tax of Lessor or any Affiliate of Lessor or (3) any tax imposed with respect to the sale, exchange or other disposition by Lessor of the Leased Properties or the proceeds thereof.

Insurance Requirements: All terms of any insurance policy required by this Lease and all requirements of the issuer of any such policy.

Investments: of a Person means any loan, advance (other than commission, travel and similar advances to officers and employees made in the ordinary course of business), extension of credit (other than accounts receivable arising in the ordinary course of business on terms customary in the trade) or contribution of capital by such Person; stocks, bonds, mutual funds, partnership interests, notes, debentures or other securities owned by such Person; and structured notes, derivative financial instruments and other similar instruments or contracts owned by such Person.

Investigation: Soil and chemical tests or any other environmental investigations, examinations or analyses.

Judgment Date: The date on which a judgment is entered against Lessee that establishes, without the possibility of appeal, the amount of liquidated damages to which Lessor is entitled under this Lease.

Land: The real property described in attached **Exhibit A**.

Lease: As defined in the Preamble.

Lease Year: Each twelve-month period from and including May 1 through April 30 during the Term of this Lease.

Leased Improvements: Collectively, all buildings, structures, Fixtures and other improvements of every kind on the Land, including, but not limited to, alleyways and connecting tunnels, sidewalks, utility pipes, conduits and lines (on-site and off-site), parking areas and roadways appurtenant to such buildings and structures.

Leased Property: The portion of the real property described in attached **Exhibit A** on which a Facility is located, the Leased Improvements on such portion of such real property, the Related Rights with respect to such portion of the real property, and Lessor's Personal Property with respect to such Facility.

Leased Properties: All of the Land, Leased Improvements, Related Rights and Lessor's Personal Property.

Legal Requirements: All federal, state, county, municipal and other governmental statutes, laws, rules, orders, waivers, regulations, ordinances, judgments, decrees and injunctions affecting the Leased Properties or any portion thereof, Lessee's Personal Properties or the construction, use or alteration of the Leased Properties (including but not limited to the Americans with Disabilities Act), whether enacted and in force before, after or on the Commencement Date, and including any that may (a) require repairs, modifications, alterations or additions in or to any portion or all of the Facilities, or (b) in any way adversely affect the use and enjoyment thereof, and all permits, licenses and authorizations and regulations relating thereto, including, but not limited to, (i) those relating to existing health care licenses, (ii) those authorizing the current number of licensed beds for the Leased Properties and (iii) all Permitted Encumbrances in force at any time during the Term.

Lessee's Certificate: A statement in writing in substantially the form of **Exhibit B** attached hereto (with such changes thereto as may reasonably be requested by the person relying on such certificate).

Lessee's Personal Property: Personal Property owned or leased by Lessee that is not included within the definition of the term "Lessor's Personal Property" but is used by Lessee in the operation of the Facilities, including Personal Property provided by Lessee in compliance with Section 6.3 hereof.

Lessor's Future Rent Loss: An amount equal to the Rent that would have been payable by Lessee from and after the Judgment Date through the Expiration Date had the Lease not been terminated, plus such additional amount as may be necessary in order to compensate Lessor for all other damages that are proximately caused by, and in the ordinary course of things would be likely to result from, Lessee's failure to perform its obligations under this Lease.

Lessor's Interim Rent Loss: An amount equal to the Rent that would have been payable by Lessee from the Termination Date through the Judgment Date had the Lease not been terminated (including interest and late charges determined on the basis of the date or dates on which Lessor's Interim Rent Loss is actually paid by Lessee), plus such additional amount as may be necessary in order to compensate Lessor for all other damages that are proximately caused by, and in the ordinary course of things would be likely to result from, Lessee's failure to perform its obligations under this Lease.

Lessor's Monthly Rent Loss: For any month, an amount equal to the installment of Rent that would have been due in such month under the Lease if it had not been terminated, plus, if such amount is not paid on or before the day of the month on which such installment of Rent would have been due, the amount of interest and late charges thereon that also would have been due under the Lease, plus such additional amount as may be necessary in order to compensate Lessor for all other damages that are proximately caused by, and in the ordinary course of things would be likely to result from, Lessee's failure to perform its obligations under this Lease.

Lessor's Personal Property: All Personal Property and intangibles, if any, owned by Lessor and leased to Lessee on the Commencement Date, together with any and all replacements thereof, and all Personal Property that pursuant to the terms of the Lease becomes the property of Lessor during the Term.

Line of Credit: As defined in Section 6.4.

Line of Credit Documents: As defined in Section 6.4.

Management Agreement: Any agreement pursuant to which management of a Facility is delegated by Lessee to an Affiliate of Lessee or to any unrelated party. As of the Effective Date, there is no Management Agreement.

Manager: The Person to whom management of the operation of a Facility is delegated pursuant to a Management Agreement. As of the Effective Date, there is no Manager.

Material Adverse Effect: means any material adverse effect whatsoever upon (a) the validity, performance or enforceability of any Transaction Document, (b) the properties, contracts, business operations, profits or condition (financial or otherwise) of Lessee, a Sublessee or any Guarantor, or (c) the ability of Lessee, a Sublessee, any Guarantor or any of their Affiliates to fulfill its obligations under the Transaction Documents.

Maximum Principal Amount: An amount equal to eighty-five percent (85%) of "eligible receivables" (as customarily defined in the working capital loan agreements for skilled nursing facilities) as determined at the time of entry into the Line of Credit Documents; provided, however, that "eligible receivables" shall not include any account receivable which:

> (i)   has been outstanding more than one hundred fifty (150) days since the date the underlying services were provided or goods were delivered;

> (ii)   is a liability of an account debtor which is not (a) a commercial insurance company, organized under the laws of any jurisdiction in the United States, having its principal office in the United States, (b) a Blue Cross/Blue Shield Plan, (c) CHAMPUS, Medicare or Medicaid, or (d) an HMO, PPO, or an institutional account debtor, or any other type of obligor, not included in the categories of obligors listed in the foregoing clauses (a) - (c), organized under the laws of any jurisdiction in the United States, having its principal office in the United States;

(iii)   was not generated from the sale of goods or the delivery of services in the ordinary course of business in the operation of the Facilities in the name of the Lessee or a Sublessee; or

(iv)   has not been billed.

Net Income: For any period, Lessee's net income (or loss) for such period attributable to the operation of the Facilities, determined in accordance with GAAP; provided, however, that Lessee's Net Income shall not include any extraordinary gains (or losses) or nonrecurring gains (or losses).

Net Proceeds: All proceeds, net of any reasonable costs incurred by Lessor in obtaining such proceeds, payable under any policy of insurance required by Article XIII of this Lease (including any proceeds with respect to Lessee's Personal Property that Lessee is required or elects to restore or replace pursuant to Section 14.3) or paid by a Condemnor for a Taking or Partial Taking of the Leased Properties.

Net Reletting Proceeds: Proceeds of the reletting of any portion of the Leased Properties received by Lessor, net of Reletting Costs.

Notice: A notice given in accordance with Article XXXI hereof.

Notice of Termination: A Notice from Lessor that it is terminating this Lease by reason of an Event of Default.

Officer: Any of the Chairman of the Board of Directors, the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and the Secretary of any corporation, a general partner of any partnership and a managing member of any limited liability company upon which service of a Notice is to be made.

Officer's Certificate: A certificate signed by an Officer.

Omega: Omega Healthcare Investors, Inc., a Maryland corporation.

Overdue Rate: On any date, the interest rate that is equal to the *greater* of (i) thirteen percent (13%) and (ii) three percent (3%) (three hundred (300) basis points) above the Prime Rate, but in no event greater than the maximum rate then permitted under applicable law.

Partial Taking: A taking of less than the entire fee of a Leased Property that either (a) does not render such Leased Property Unsuitable for its Primary Use, or (b) renders such Leased Property Unsuitable for its Primary Intended Use, but neither Lessor nor Lessee elects pursuant to Section 15.1 hereof to terminate this Lease.

Payment Date: Any due date for the payment of the installments of Base Rent or for the payment of Additional Charges or any other amount required to be paid by Lessee hereunder.

Permitted Encumbrances: means all covenants, conditions, restrictions, easements and other matters affecting any Leased Property of record as of the date of this Lease, all other

14

matters which would be disclosed by an inspection or accurate survey of such Leased Property, and the matters listed on attached **Exhibit C**.

Person: Any natural person, trust, partnership, corporation, joint venture, limited liability company or other legal entity.

Personal Property: All machinery, equipment, furniture, furnishings, movable walls or partitions, computers (and all associated software), trade fixtures and other personal property (but excluding consumable inventory and supplies owned by Lessee) used in connection with a Leased Property, together with all replacements and alterations thereof and additions thereto, except items, if any, included within the definition of Fixtures or Leased Improvements.

Pledge Agreement: The Pledge Agreement dated as of the date of this Lease from Hearth & Home of Ohio, Inc., an Ohio corporation, in favor of Lessor.

Pre-Existing Hazardous Substances: means Hazardous Substances located on, under about or with respect to a Leased Property prior to the Commencement Date.

Pre-Existing Environmental Conditions: means any Contamination or other environmental condition on, under, about or with respect to a Leased Property existing prior to Commencement Date.

Present Value: The value of future payments, determined by discounting each such payment at a rate equal to the yield on the specified date on securities issued by the United States Treasury (bills, notes and bonds) maturing on the date closest to December 31 in the year in which such future payment would have been due.

Primary Intended Use: Licensed skilled nursing facility.

Prime Rate: On any date, an interest rate equal to the prime rate published by the Wall Street Journal, but in no event greater than the maximum rate then permitted under applicable law. If the Wall Street Journal ceases to be in existence, or for any reason no longer publishes such prime rate, the Prime Rate shall be the rate announced by a national bank selected by Lessor and Lessee.

Proceeding: Any action, proposal or investigation by any agency or entity, or any complaint to such agency or entity.

Purchase Money Financing: Any financing provided by a Person to Lessee or a Sublessee in connection with the acquisition of Personal Property used in connection with the operation of the Facilities, whether by way of installment sale or otherwise.

Qualified Capital Expenditures: upgrades or improvements to each Facility that have the effect of maintaining or improving its competitive position in its respective marketplace, including new or replacement wallpaper, tiles, window coverings, lighting fixtures, painting, upgraded landscaping, carpeting, architectural adornments, common area amenities and the like, and including capital improvements or repairs, such as repairs or replacements of the roof, structural elements of the walls, parking area or the electrical, plumbing, HVAC or other mechanical or structural systems.

Regulatory Actions: Any claim, demand, notice, action or proceeding brought, threatened or initiated by any governmental authority in connection with any Environmental Law, including, without limitation, civil, criminal and administrative proceedings, whether or not the remedy sought is costs, damages, equitable remedies, penalties or expenses.

Related Rights: All easements, rights and appurtenances relating to the Land and the Leased Improvements.

Release: The intentional or unintentional spilling, leaking, dumping, pouring, emptying, seeping, disposing, discharging, emitting, depositing, injecting, leaching, escaping, abandoning, or any other release or threatened release, however defined, of any Hazardous Substance.

Reletting Costs: Expenses incurred by Lessor in connection with the reletting of a Leased Property in whole or in part after an Event of Default, including without limitation reasonable attorneys' fees and expenses, reasonable brokerage fees and expenses, reasonable marketing expenses and the cost of repairs and renovations reasonably required for such reletting.

Rent: Collectively, Base Rent and Additional Charges.

Replacement Cost: The actual replacement cost of a Leased Property, including an increased cost of construction endorsement, less exclusions provided in the standard form of fire insurance policy. In all events Replacement Cost shall be an amount sufficient that neither Lessor nor Lessee is deemed to be a co-insurer of such Leased Property.

SEC: Securities and Exchange Commission.

Security Agreements: The Security Agreement dated as of the date of this Agreement, between Lessor, as secured party, and Lessee, as debtor, and the Security Agreement dated as of the date of this Agreement, between Lessor, as secured party, and AdCare, as debtor.

Special Risk Insurance: The insurance that Lessee is required to maintain pursuant to Section 13.2.1 of this Lease.

State: Georgia.

Sublease: Subleases expressly approved in writing by Lessor prior to execution by Lessee. As of the Effective Date, there are no Subleases.

Sublessee: A Sublessee under a Sublease.

Subordination Agreement: The Subordination Agreement dated as of the date of this Lease from Lessee, the Sublessees and Pledgors in favor of Lessor.

Subsidiary: of a Person means (i) any corporation more than 10% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (ii) any partnership, limited liability company, association, joint venture or similar business organization more than 10% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a Subsidiary of Lessee or any Sublessee.

Taken: Conveyed pursuant to a Taking or Partial Taking.

Taking: A taking or voluntary conveyance during the Term of all of a Leased Property, or any interest therein or right accruing thereto or use thereof, as the result of, or in settlement of any condemnation or other eminent domain proceeding affecting such Leased Property, whether or not the proceeding actually has been commenced.

Term: The Initial Term and any Renewal Term

Termination Date: The date specified in the Termination Notice as set forth in Section 16.1.

Termination Notice: A notice given pursuant to Section 16.1.

Third Party Claims: Any claims, actions, demands or proceedings (other than Regulatory Actions) howsoever based (including without limitation those based on negligence, trespass, strict liability, nuisance, toxic tort or detriment to health welfare or property) due to Contamination, whether or not the remedy sought is costs, damages, penalties or expenses, brought by any person or entity other than a governmental agency.

Transaction Documents: means the following documents: this Lease, the Guaranties, the Letter of Credit Agreement, the Security Agreement, the Pledge Agreement, the Subordination Agreements, and any security agreements, pledge agreements, letter of credit agreements, guarantees, notes or other documents which evidence, secure or otherwise relate to this Lease, or the transactions contemplated by this Lease; and any and all amendments, modifications, extensions and renewals of any of the foregoing documents.

Transfer: The (a) assignment, mortgaging or other encumbering of all or any part of Lessee's or any Sublessee's interest in this Lease or in the Leased Properties; (b) subletting of the whole or any part of any Leased Property; (c) entering into of any Management Agreement or other arrangement under which any Facility is operated by or licensed to be operated by an entity other than Lessee or a Sublessee; (d) merger, consolidation or reorganization of a corporate Lessee, corporate Guarantor, corporate Sublessee or corporate Manager, or the sale, issuance, transfer and/or redemption, cumulatively or in one transaction, of any voting stock by Lessee, any Guarantor, any Sublessee or Manager or by Persons who are stockholders (whether beneficially or of record) of Lessee, any Guarantor, any Sublessee or Manager, if such event or events result(s) in a change of Control of Lessee, any Guarantor, any Sublessee or Manager; or (e) sale, issuance, transfer or redemption, cumulatively or in one transaction, of any interest, or the termination of any interest (in each case, whether held directly or indirectly), in Lessee, any Guarantor, any Sublessee or Manager, if Lessee, such Guarantor, such Sublessee or such Manager is a joint venture, partnership, limited liability company or other association and such sale, issuance, transfer, redemption or termination of interest results in a change of Control of such joint venture, partnership, limited liability company or other association.

Transferee: An assignee, subtenant or other occupant of a Leased Property pursuant to a Transfer.

Unmatured Event of Default: means the occurrence of an event which upon its occurrence, or with the giving of notice, the passage of time, or both, would constitute an Event of Default.

Unsuitable for Its Primary Intended Use: A state or condition of a Facility such that by reason of a Partial Taking, the Facility cannot be operated on a commercially practicable basis for its Primary Intended Use, taking into account, among other relevant factors, the number of usable beds permitted by applicable law and regulation in such Facility after the Partial Taking, the square footage Taken and the estimated revenue impact of such Partial Taking.

ARTICLE III

3.1   Base Rent; Monthly Installments. In addition to all other payments to be made by Lessee under this Lease, Lessee shall pay Lessor the Base Rent in lawful money of the United States of America which is legal tender for the payment of public and private debts, Lessee shall pay the Base Rent in advance, in equal, consecutive monthly installments, each of which shall be in an amount equal to monthly Base Rent payable for the Lease Year in which such installment is payable. The first installment of Base Rent shall be payable on the Commencement Date, together with a prorated amount of Base Rent for the period from the Commencement Date until the last day of the first full calendar month of the Term. Thereafter, installments of Base Rent shall be payable on the first (1st) day of each calendar month. Base Rent shall be paid to Lessor, or to such other Person as Lessor from time to time may designate by Notice to Lessee, by wire transfer of immediately available federal funds to the bank account designated in writing by Lessor. If Lessor directs Lessee to pay any Base Rent or Additional Charges to any Person other than Lessor, Lessee shall send to Lessor, simultaneously with payment of the Base Rent or Additional Charges, a copy of the transmittal letter or invoice and check evidencing such, or such other evidence of payment as Lessor requires.

3.2   Additional Charges.   In addition to the Base Rent, Lessee also will pay as and when due all Additional Charges.

3.3   Late Charge; Interest. If any Rent payable to Lessor is not paid when due, Lessee shall pay Lessor on demand, as an Additional Charge, a late charge equal to the greater of (a) five percent (5%) of the amount not paid when due and (b) any and all charges, expenses, fees or penalties imposed on Lessor by a Facility Mortgagee for late payment, and, in addition, if such Rent (including the late charge) is not paid within thirty (30) days of the date on which such Rent was due, interest thereon at the Overdue Rate from the date when due until such Rent (including the late charge and interest) is paid in full.

3.4   Net Lease.

3.4.1   The Rent shall be paid absolutely net to Lessor, so that this Lease shall yield to Lessor the full amount of the Rent payable to Lessor under this Lease throughout the Term.

3.4.2   If Lessor commences any proceedings for non-payment of Rent, Lessee will not interpose any counterclaim or cross complaint or similar pleading of any nature or description in such proceedings unless Lessee would lose or waive such claim by the failure to assert it, but Lessee does not waive any rights to assert such claim in a separate action brought by Lessee. The covenants to pay Rent are independent covenants, and Lessee shall have no right to hold back, offset or fail to pay any Rent because of any alleged default by Lessor or for any other reason.

3.5   Payments In The Event of a Rent Adjustment. Upon the adjustment, pursuant to the definition of the term "Base Rent," in the Base Rent payable pursuant to this Lease with respect to any Lease Year, the adjustment shall be effective as of the first payment of Base Rent due in the Lease Year as to which such adjustment pertains.

ARTICLE IV

4.1   Payment of Impositions. Subject to Section 12.1, Lessee will pay all Impositions before any fine, penalty, interest or cost is added for non-payment, and will promptly, upon request, furnish to Lessor copies of official receipts or other satisfactory proof evidencing such payments. If at the option of the taxpayer any Imposition may be paid in installments, Lessee may pay the same in the required installments provided it also pays any and all interest due thereon as and when due.

Lessee shall prepare and file as and when required all tax returns and reports required by governmental authorities with respect to all Impositions. Lessor and Lessee shall each, upon request, provide the other with such data, including without limitation cost and depreciation records, as is maintained by the party to whom the request is made as is necessary to prepare any required returns and reports.

Lessee shall be entitled to receive and retain any refund from a taxing authority in respect of an Imposition paid by Lessee if at the time of the refund no Event of Default has occurred, but if an Event of Default has occurred at the time of the refund, Lessee shall not be entitled to receive or retain such refund, and if and when received by Lessor such refund shall be applied as provided in Article XVI.

Lessee may, upon Notice to and with the consent of Lessor (which consent shall not be withheld unreasonably), at Lessee's sole cost and expense, protest, appeal or institute such other proceedings as Lessee deems appropriate to effect a reduction of real estate or personal property assessments and Lessor, at Lessee's expense as aforesaid, shall cooperate with Lessee in such protest, appeal or other action.

4.2   Adjustment of Impositions. Impositions imposed in respect of the tax fiscal period during which the Term ends shall be adjusted and prorated between Lessor and Lessee, whether or not imposed before or after the expiration or earlier termination of the Term, and Lessee's obligation to pay its prorated share thereof shall survive the expiration or earlier termination of the Term.

4.3   Utility Charges. Lessee will pay or cause to be paid when due all charges for electricity, power, gas, oil, water and other utilities imposed upon a Leased Property or upon Lessor or Lessee with respect to such Leased Property.

4.4   Insurance Premiums. Lessee shall pay or cause to be paid when due all premiums for the insurance coverage required to be maintained pursuant to Article XIII during the Term.

ARTICLE V

5.1 <u>No Termination, Abatement, etc.</u> Lessee shall not take any action without the consent of Lessor and any Facility Mortgagee to modify, surrender or terminate this Lease, and shall not seek or be entitled to any abatement, deduction, deferment or reduction of Rent, or setoff against Rent. Except as may be otherwise specifically provided for in this Lease, the respective obligations of Lessor and Lessee shall not be affected by reason of (a) any damage to, or destruction of, a Leased Property or any portion thereof from whatever cause or any Taking or Partial Taking of a Leased Property, except as expressly set forth herein; (b) the lawful or unlawful prohibition of, or restriction upon, Lessee's use of a Leased Property, or any portion thereof, or the interference with such use by any Person or by reason of eviction by paramount title; (c) any claim that Lessee has or might have against Lessor or by reason of any default or breach of any warranty by Lessor under this Lease or any other agreement between Lessor and Lessee, or to which Lessor and Lessee are parties; (d) any bankruptcy, insolvency, reorganization, composition, readjustment, liquidation, dissolution, winding up or other proceedings affecting Lessor or any assignee or transferee of Lessor; or (e) any other cause, whether similar or dissimilar to any of the foregoing, other than a discharge of Lessee from any such obligations as a matter of law. Lessee hereby specifically waives all rights, arising from any occurrence whatsoever, that now or hereafter may be conferred upon it by law to (a) modify, surrender or terminate this Lease or quit or surrender any Leased Property or any portion thereof, or (b) entitle Lessee to any abatement, reduction, suspension or deferment of the Rent or other sums payable by Lessee hereunder.

ARTICLE VI

6.1 <u>Ownership of the Leased Properties.</u> Lessee acknowledges that the Leased Properties are the property of Lessor and that Lessee has only the right to the possession and use of the Leased Properties upon the terms and conditions of this Lease. Lessee will not (a) file any income tax return or other associated documents, (b) file any other document with or submit any document to any governmental body or authority, (c) enter into any written contractual arrangement with any Person or (d) release any financial statements of Lessee, in any case that take any position other than that throughout the Term Lessor is the owner of the Leased Properties for federal, state and local income tax purposes and this Lease is a "true lease," and an "operating lease" and not a "capital lease."

6.2 <u>Lessor's Personal Property.</u> Lessee shall, during the entire Term, maintain all of Lessor's Personal Property in good order, condition and repair as shall be necessary in order to operate the Facilities for the Primary Intended Use in compliance with all applicable licensure and certification requirements, all applicable Legal Requirements and Insurance Requirements, and customary industry practice for the Primary Intended Use. If any of Lessor's Personal Property requires replacement in order to comply with the foregoing, Lessee shall replace it with similar property of the same or better quality at Lessee's sole cost and expense, and when such replacement property is placed in service with respect to the Leased Properties it shall become Lessor's Personal Property. Lessee shall not permit or suffer Lessor's Personal Property to be subject to any lien, charge, encumbrance, financing statement, contract of sale or the like, except for any purchase money security interest. At the expiration or earlier termination of this Lease, all of Lessor's Personal Property shall be surrendered to Lessor with the Leased Properties at or before the time of the surrender of the Leased Properties in at least as good a condition as at the Commencement Date except for ordinary wear and tear.

20

6.3   Lessee's Personal Property. Lessee shall provide and maintain during the Term such Personal Property, in addition to Lessor's Personal Property, as shall be necessary and appropriate in order to operate the Facilities for the Primary Intended Use in compliance with all licensure and certification requirements, in compliance with all applicable Legal Requirements and Insurance Requirements and otherwise in accordance with customary practice in the industry for the Primary Intended Use. Upon the expiration of the Term or the earlier termination of this Lease, without the payment of any additional consideration by Lessor, Lessee shall be deemed to have sold, assigned, transferred and conveyed to Lessor all of Lessee's right, title and interest in and to any and all of Lessee's Personal Property whether or not integral to the Primary Intended Use of the Facilities and wherever located. Lessee shall not remove any of Lessee's Personal Property that is in use at the expiration or earlier termination of the Lease from the Leased Properties.

6.4   Grant of Security Interest in Lessee's Personal Property and Accounts. Lessee has concurrently granted to Lessor a security interest in the Collateral as defined in the Security Agreement, which includes, without limitation, the Personal Property as defined herein and Lessee's Accounts as defined in the Security Agreement. If Lessee and/or the Sublessees obtain, concurrently with or after the Effective Date, a working capital line of credit (the "Line of Credit") from a third-party working capital lender that requires that, in order to secure the Line of Credit, Lessee and/or the Sublessees must grant to the working capital lender a first priority security interest in the accounts receivable from the Facilities accruing during the Term, then Lessor will subordinate its security interest in the accounts receivable from the Facilities accruing during the Term, provided that:

(a)   The working capital lender executes and delivers to Lessor an intercreditor agreement in form and substance reasonably satisfactory to Lessor;

(b)   The lien of Lessor in accounts receivable from the Facilities shall be subordinated to the lien of the working capital lender therein only to the extent of amounts advanced from time to time by the working capital lender to Lessee and/or the Sublessees with respect to the Facilities and only in the Maximum Principal Amount, plus interest, penalties and other charges under the loan documents evidencing the Line of Credit (the "Line of Credit Documents") with respect to principal amounts advanced; and

(c)   As of the date of entry by Lessor into the intercreditor agreement, no Event of Default or Unmatured Event of Default has occurred and is continuing.

ARTICLE VII

7.1   Condition of the Leased Properties. Lessee acknowledges that it has inspected and otherwise has knowledge of the condition of the Leased Properties prior to the execution and delivery of this Lease. Lessee is leasing the Leased Properties "as is" in their condition on the Effective Date. Lessee waives any claim or action against Lessor in respect of the condition of the Leased Properties. LESSOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, IN RESPECT OF THE LEASED PROPERTIES OR ANY PART THEREOF, EITHER AS TO ITS FITNESS FOR USE, DESIGN OR CONDITION FOR ANY PARTICULAR USE OR PURPOSE OR OTHERWISE AS TO THE QUALITY OF THE MATERIAL OR WORKMANSHIP THEREIN, LATENT OR PATENT, IT BEING AGREED THAT ALL SUCH

RISKS ARE TO BE BORNE BY LESSEE. Lessee further acknowledges that throughout the Term Lessee is responsible for the condition of the Leased Properties as set forth in this Lease.

7.2 <u>Use of the Leased Properties</u>. Throughout the Term Lessee shall use the Leased Properties continuously for the Primary Intended Use and uses incidental thereto. Lessee shall not use the Leased Properties or any portion thereof for any other use without the prior written consent of Lessor. No use shall be made or permitted to be made of, or allowed in, the Leased Properties, and no acts shall be done, which will cause the cancellation of, or be prohibited by, any insurance policy covering the Leased Properties or any part thereof, nor shall the Leased Properties or Lessee's Personal Property be used for any unlawful purpose. Lessee shall not commit or suffer to be committed any waste on the Leased Properties, or cause or permit any nuisance thereon, or suffer or permit the Leased Properties or any portion thereof, or Lessee's Personal Property, to be used in such a manner as (a) might reasonably tend to impair Lessor's (or Lessee's, as the case may be) title thereto or to any portion thereof, or (b) may reasonably make possible a claim or claims of adverse usage or adverse possession by the public, as such, or of implied dedication of the Leased Properties or any portion thereof.

7.3 <u>Certain Environmental Matters</u>.

(a) <u>Prohibition Against Use of Hazardous Substances</u>. Lessee shall not permit, conduct or allow the generation, introduction, presence, maintenance, use, receipt, acceptance, treatment, manufacture, production, installation, management, storage, disposal or release of any Hazardous Substance on the Leased Properties, except for (i) those types and quantities of Hazardous Substances necessary for and ordinarily associated with the conduct of Lessee's business and used in full compliance with all Environmental Laws and (ii) any Pre-Existing Hazardous Substances.

(b) <u>Notice of Environmental Claims, Actions or Contaminations</u>. Lessee shall notify Lessor, in writing, immediately upon learning of any existing, pending or threatened: (i) investigation, inquiry, claim or action by any governmental authority in connection with any Environmental Laws, (ii) Third Party Claims, (iii) Regulatory Actions, and/or (iv) Contamination of any portion of the Leased Properties.

(c) <u>Costs of Remedial Actions with Respect to Environmental Matters</u>. If any investigation and/or Clean-Up of any Hazardous Substance or other environmental condition on, under, about or with respect to a Leased Property (other than Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions) is required by any Environmental Law, Lessee shall complete, at its own expense, such investigation and/or Clean-Up or cause any other Person who may be legally responsible to complete such investigation and/or Clean-Up.

(d) <u>Delivery of Environmental Documents</u>. Lessee shall deliver to Lessor complete copies of any and all material Environmental Documents that may now be in, or at any time hereafter come into, the possession of Lessee.

(e) <u>Environmental Audit</u>. At Lessee's expense, Lessee shall, upon and within thirty (30) days of a written request therefor from Lessor or any Facility Mortgagee, deliver an Environmental Audit to Lessor and the Facility Mortgagee, if any. All tests and samplings shall be conducted using generally accepted and scientifically valid technology and methodologies. Lessee shall give the engineer or environmental consultant conducting the Environmental Audit reasonable and complete access to the Leased Properties and to all records in the possession of Lessee that may indicate the presence (whether current or past) of a Release or threatened Release of any Hazardous Substances on, in, under, about and adjacent to any Leased Property. Lessee also shall provide the engineer or environmental consultant full access to and the opportunity to interview such persons as may be employed in connection with the Leased Properties as the engineer or consultant deems appropriate. However, neither Lessor nor any Facility Mortgagee shall be entitled to request an Environmental Audit from Lessee unless (i) after the Commencement Date there have been changes, modifications or additions to Environmental Laws as applied to or affecting any of the Leased Properties and Lessor has a reasonable basis for requesting an Environmental Audit; (ii) a significant change in the environmental condition of any of the Leased Properties has occurred; (iii) there are fewer than six (6) months remaining in the Term; or (iv) Lessor or a Facility Mortgagee has another reasonable basis requesting such certificate or certificates. If the Environmental Audit discloses the presence of Contamination or any noncompliance with Environmental Laws, Lessee shall immediately perform all of Lessee's obligations under this Lease with respect to such Hazardous Substances or noncompliance.

(f)   Entry onto Leased Properties for Environmental Matters. Upon the prior reasonable request of Lessor, Lessee shall permit Lessor and any Facility Mortgagee from time to time, by its employees, agents, contractors or representatives, to enter upon the Leased Properties for the purpose of conducting such Investigations as Lessor may desire, the expense of which shall be paid by Lessor. Lessor, any Facility Mortgagee exercising such right of entry and the employees, agents, contractors, consultants and/or representatives thereof, shall conduct any such Investigation in a manner that does not unreasonably interfere with Lessee's use of and operations on the Leased Properties (however, reasonable temporary interference with such use and operations is permissible if the investigation cannot otherwise be reasonably and inexpensively conducted). Other than in an emergency, Lessor and any Facility Mortgagee exercising such right of entry shall provide Lessee prior notice before entering any of the Leased Properties to conduct such Investigation, and shall provide copies of any reports or results to Lessee, and Lessee shall cooperate fully in such Investigation.

(g)   Environmental Matters Upon Termination of the Lease or Expiration of Term. Upon the expiration or earlier termination of the Term, Lessee shall cause the Leased Properties to be delivered free of any and all Regulatory Actions and Third Party Claims and otherwise in compliance with all Environmental Laws with respect thereto; provided, that Lessee shall not be required to take any of the foregoing actions with respect to Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions.

(h)   Compliance with Environmental Laws. Lessee shall comply with, and cause its agents, servants and employees to comply with, and shall use reasonable efforts to cause each occupant and user of the Leased Properties, and the agents, servants and employees of such occupants and users to comply with, each and every Environmental Law applicable to Lessee, the Leased Properties and each such occupant or user with respect to the Leased Properties. Specifically, but without limitation:

(i) <u>Maintenance of Licenses and Permits</u>. Lessee shall obtain and maintain (and Lessee shall use reasonable efforts to cause each tenant, occupant and user to obtain and maintain) all permits, certificates, licenses and other consents and approvals required by any applicable Environmental Law from time to time with respect to Lessee, each and every part of the Leased Properties and/or the conduct of any business at a Facility or related thereto;

(ii) <u>Contamination</u>. Lessee shall not cause, suffer or permit any Contamination (other than with respect to or resulting from Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions);

(iii) <u>Clean-Up</u>. If a Contamination occurs as a result of Lessee's actions or inactions (other than with respect to or resulting from Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions), Lessee promptly shall Clean-Up and remove any Hazardous Substance or cause the Clean-Up and the removal of any Hazardous Substance and in any such case such Clean-Up and removal of the Hazardous Substance shall be effected to Lessor's reasonable satisfaction and in any event in strict compliance with applicable Environmental Laws;

(iv) <u>Discharge of Lien</u>. Within twenty (20) days of the date any lien is imposed against the Leased Properties or any part thereof under any Environmental Law (other than with respect to or resulting from Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions), Lessee shall cause such lien to be discharged (by payment, by bond or otherwise to Lessor's absolute satisfaction);

(v) <u>Notification of Lessor</u>. Within three (3) Business Days after receipt by Lessee of Notice or discovery by Lessee of any fact or circumstance that might result in a breach or violation of any Environmental Law, Lessee shall give Lessor Notice of such fact or circumstance; and

(vi) <u>Requests, Orders and Notices</u>. Within three (3) Business Days after receipt of any request, order or other notice relating to a Leased Property under any Environmental Law, Lessee shall forward a copy thereof to Lessor.

(i) <u>Environmental Related Remedies</u>. In the event of a breach by Lessee beyond any applicable notice and/or grace period of its covenants with respect to environmental matters, Lessor may, in its sole discretion, do any one or more of the following (the exercise of one right or remedy hereunder not precluding the simultaneous or subsequent exercise of any other right or remedy hereunder):

(i) <u>Cause a Clean-Up</u>. Cause the Clean-Up of any Hazardous Substance or other environmental condition on or under a Leased Property, or both, at Lessee's cost and expense (except to the extent such Clean-Up relates to Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions); or

(ii)   Payment of Regulatory Damages.   Pay on behalf of Lessee any damages, costs, fines or penalties imposed on Lessee or Lessor as a result of any Regulatory Actions; or

(iii)   Payments to Discharge Liens.   On behalf of Lessee, make any payment or perform any other act or cause any act to be performed that will prevent a lien in favor of any federal, state or local governmental authority from attaching to a Leased Property or that will cause the discharge of any lien then attached to such Leased Property; or

(iv)   Payment of Third Party Damages.   Pay, on behalf of Lessee, any damages, cost, fines or penalties imposed on Lessee as a result of any Third Party Claims; or

(v)   Demand of Payment.   Demand that Lessee make immediate payment of all of the costs of such Clean-Up and/or exercise of the remedies set forth in this Section 7.3 incurred by Lessor and not paid by Lessee as of the date of such demand.

(j)   Environmental Indemnification.   Except to the extent of Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions, Lessee shall and does hereby indemnify, and shall defend and hold harmless, Lessor, each Facility Mortgagee and the principals, officers, directors, agents and employees of Lessor and each Facility Mortgagee, from each and every incurred and potential claim, cause of action, damage, demand, obligation, fine, laboratory fee, liability, loss, penalty, imposition settlement, levy, lien removal, litigation, judgment, proceeding, disbursement, expense and/or cost (including without limitation the cost of each and every Clean-Up), however defined and of whatever kind or nature, known or unknown, foreseeable or unforeseeable, contingent, incidental, consequential or otherwise (including, but not limited to, attorneys' fees, consultants' fees, experts' fees and related expenses, capital, operating and maintenance costs, incurred in connection with (i) any Investigation or monitoring of site conditions, and (ii) any Clean-Up required or performed by any federal, state or local governmental entity or performed by any other entity or person because of the presence of any Hazardous Substance, Release, threatened Release or any Contamination on, in, under or about any of the Leased Properties) that may be asserted against, imposed on, suffered or incurred by, each and every indemnitee arising out of or in any way related to, or allegedly arising out of or due to any environmental matter, including, but not limited to, any one or more of the following:

(i)   Release Damage or Liability.   The presence of Contamination in, on, at, under or near the Leased Properties or migrating to a Leased Property from another location, except to the extent that such Contamination existed prior to the Commencement Date;

(ii)   Injuries.   All injuries to health or safety (including wrongful death), or to the environment, by reason of environmental matters relating to the condition of or activities past or present on, at, in or under the Leased Properties, other than with respect to or resulting from Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions;

25

(iii)   <u>Violations of Law</u>. All violations, and alleged violations, of any Environmental Law relating to a Leased Property or any activity on, in, at or under the Leased Properties, other than with respect to or resulting from Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions;

(iv)   <u>Misrepresentation</u>. All material misrepresentations relating to environmental matters in any documents or materials furnished by Lessee to Lessor and/or its representatives in connection with the Lease;

(v)   <u>Event of Default</u>. Each and every Event of Default relating to environmental matters;

(vi)   <u>Lawsuits</u>. Any and all lawsuits brought or threatened, settlements reached and governmental orders relating to any Hazardous Substances at, on, in or under the Leased Properties, and all demands of governmental authorities, and all policies and requirements of Lessor's, based upon or in any way related to any Hazardous Substances at, on, in or under the Leased Properties, other than with respect to or resulting from Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions; and

(vii)   <u>Presence of Liens</u>. All liens imposed upon a Leased Property in favor of any governmental entity or any person as a result of the presence, disposal, release or threat of release of Hazardous Substances at, on, in, from or under such Leased Property, other than with respect to or resulting from Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions.

(k)   <u>Rights Cumulative and Survival</u>. The rights granted Lessor under this Section are in addition to and not in limitation of any other rights or remedies available to Lessor under this Lease or allowed at law or in equity or rights of indemnification provided to Lessor in any agreement pursuant to which Lessor purchased any of the Leased Properties. The payment and indemnification obligations set forth in this Section 7.3 shall survive the expiration or earlier termination of the Term.

(j)   <u>Exculpation.</u> Notwithstanding anything to the contrary in this Lease, Lessee shall not be liable for any costs, loss, liability, damage or expense arising from or in connection with the Clean-Up of any Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions. If any Clean-Up is required to be performed by any federal, state or local governmental entity solely because of the presence of any Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions and if a Facility will no longer be permitted under applicable law to operate for their Primary Intended Use unless such Clean-Up is performed (a "<u>Required Clean-Up</u>"), then Lessee shall promptly notify Lessor of such Required Clean-Up. If Lessor elects in writing not to perform such Required Clean-Up, then Lessee may elect within thirty (30) days of such determination to terminate this Lease. If Lessor elects to perform such Required Clean-Up, then Lessor shall immediately undertake and diligently pursue the remediation of the applicable Pre-Existing Hazardous Substances or Pre-Existing Environmental Conditions.

7.4.   <u>Liens</u>. Lessor represents and warrants that, except as described on **Exhibit C**, as of March 1, 2003, the Leased Properties were free and clear of any and all Encumbrances.

ARTICLE VIII

8.1 <u>Compliance with Legal and Insurance Requirements</u>. In its use, maintenance, operation and any alteration of the Leased Properties, Lessee, at its expense, promptly will (a) comply with all Legal Requirements and Insurance Requirements, whether or not compliance with them requires structural changes in any of the Leased Improvements (which structural changes shall be subject to Lessor's prior written approval, which Lessor shall not unreasonably withhold or delay) or interferes with or prevents the use and enjoyment of the Leased Properties, and (b) procure, maintain and comply with all licenses, certificates of need, provider agreements and other authorizations required for the use of the Leased Properties and Lessee's Personal Property for the Primary Intended Use, and for the proper erection, installation, operation and maintenance of the Leased Property or any part thereof. The judgment of any court of competent jurisdiction, or the admission of Lessee in any action or proceeding against Lessee, whether or not Lessor is a party thereto, that Lessee has violated any such Legal Requirements or Insurance Requirements shall be conclusive of that fact as between Lessor and Lessee.

8.2 <u>Certain Covenants</u>.

8.2.1 <u>Lessee's Tangible Net Worth</u>. At all times during the Term Lessee shall maintain a positive Tangible Net Worth. If at any time Lessee's Tangible Net Worth is not positive, within thirty (30) days Lessee shall cause the holders of its outstanding equity interests to contribute to Lessee sufficient equity capital in the form of cash to cause Lessee's Tangible Net Worth to become positive. For purposes of calculating Lessee's Tangible Net Worth, Tangible Net Worth includes the amount of any cash Security Deposit.

8.2.2 <u>Guarantor's Tangible Net Worth</u>. At all times during the Term, Guarantor shall maintain a Tangible Net Worth of at least Five Million Dollars ($5,000,000). If at any time Guarantor's Tangible Net Worth is not at least Five Million Dollars ($5,000,000), within thirty (30) days Lessee shall cause the holders of Guarantor's outstanding equity interests to contribute to Guarantor sufficient equity capital in the form of cash to cause Guarantor's Tangible Net Worth to become at least Five Million Dollars ($5,000,000). For purposes of calculating Guarantor's Tangible Net Worth, Tangible Net Worth includes the amount of any cash Security Deposit.

8.2.3 <u>Cash Flow to Rent Ratio</u>. Lessee and the Sublessees shall maintain, on a consolidated basis, a Cash Flow to Rent Ratio (in each case, for the immediately preceding 12 month period) not less than 1.30:1.

8.2.4 <u>Debt</u>. None of the Lessee or any Sublessee will, or will permit any Subsidiary to, create, incur or suffer to exist any Debt, except (i) Debt owed to Lessor (or one of its Affiliates) or trade credit incurred in the ordinary course of business, (ii) the Line of Credit if permitted under Section 6.4, and (iii) the equipment financing permitted under Section 8.2.4.

8.2.5 <u>Limitation of Distributions</u>. None of Lessee or any Sublessee shall make any Distributions to the holders of its equity securities or any Affiliate if, as of the date of such

Distribution or upon giving effect to such Distribution, (a) an Event of Default has occurred and is continuing or (b) an Unmatured Event of Default has occurred and is continuing.

8.2.6 <u>Guarantees Prohibited</u>. Neither Lessee, nor any Sublessee shall guarantee any indebtedness of any Affiliate or other third party.

8.2.4 <u>Equipment Financing</u>. The aggregate amount of principal, interest and lease payments due from Lessee and the Sublessees on any equipment financing shall not exceed Twenty Five Thousand Dollars ($25,000) annually per Facility.

8.2.5 <u>Loans from Affiliates</u>. Neither Lessee nor any Sublessee shall borrow money from any Affiliate unless the obligations of Lessee or such Sublessee and the rights of its Affiliates with respect to any such loan are subordinated to the rights of Lessor pursuant to a written subordination agreement in form and substance acceptable to Lessor.

8.3 <u>Minimum Qualified Capital Expenditures</u>. From and after the Effective Date, each Lease Year Lessee shall expend with respect to each Facility at least Three Hundred Seventy Five Dollars ($375.00) per-licensed-bed for Qualified Capital Expenditures to improve the Facilities, which amount shall be increased each Lease Year, beginning with the second Lease Year commencing on May 1, 2011, in proportion to increases in the CPI. At least annually, at the request of Lessor, Lessor and Lessee shall review capital expenditures budgets and agree on modifications, if any, required by changed circumstances and the changed conditions of the Leased Properties.

8.4 <u>Management Agreements</u>. Lessee shall not enter into, amend or terminate any Management Agreement without the prior written consent of Lessor and any Facility Mortgagee.

8.5 <u>Other Facilities</u>. Neither Lessee nor any Affiliate shall own, operate or manage any nursing home, rest home, assisted living facility, subacute facility, retirement center or similar health care facility within a five (5) mile radius of any Facility.

8.6 <u>No Other Business</u>. None of Lessee or any Sublessee shall engage in any business other than the operation of the Facilities.

8.7 <u>Tax Returns</u>. During the Term, the Lessee, Guarantor and the Sublessees shall timely file, or cause to be timely filed, all required tax returns for the operation of their business and shall pay all taxes required to be paid in connection such returns, including but not limited to, employee withholding taxes, before any penalty or interest for failure to file arises.

8.8 <u>Existence; No Fundamental Change</u>. Lessee, the Sublessees, and Guarantor shall preserve and maintain their legal existence and such of their rights, licenses and privileges as are material to their business and operations; and qualify and remain qualified to do business in each jurisdiction in which such qualification is material to their business and operations or the ownership of their properties. Except with the prior written approval of Lessor, which may be withheld in Lessor's sole and absolute discretion, none of Lessee or the Sublessees will fundamentally change the nature of its business, enter into any amalgamation, merger, consolidation, reorganization or recapitalization, or reclassify its capital stock or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, assign, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of its business, property or assets, whether now owned or hereafter acquired, or acquire by purchase or otherwise all or substantially all the business, property or assets, of any Person or any shares of stock or other equity securities of any Person.

8.9   No Investments. Without the prior written consent of Lessor, neither Lessee, nor any Sublessees will, or will they permit any Subsidiary to, make or suffer to exist any Investments (including without limitation, loans and advances to, and other Investments in, Subsidiaries), or commitments therefor, or to create any Subsidiary or to become or remain a partner in any partnership or joint venture, or to make any Acquisition of any Person.

8.10   Bank Accounts. Lessee and the Sublessees shall maintain separate bank accounts from any other Person. None of Lessee and the Sublessees shall permit its or their assets, including cash, cash equivalents, and the cash proceeds arising out of the operation of the Facilities, to be commingled with the assets of any Person (other than Lessee and the Sublessees); provided, however, that the personal allowance accounts of the residents of the Facilities need not be maintained separately and may be commingled so long as Lessee and the Sublessees maintain adequate written records with respect to such personal allowance accounts.

8.11   Liens. Subject to the provisions of Section 12.1 relating to permitted contests, Lessee and the Sublessees shall not directly or indirectly create or allow to remain, and shall promptly discharge at their expense, any lien, encumbrance, attachment, title retention agreement or claim upon any assets of Lessee and the Sublessees, excluding, however, (a) the liens and security interests in favor of Lessor and its Affiliates, (b) liens for Impositions or for sums resulting from noncompliance with Legal Requirements so long as (i) the same are not yet payable, or (ii) such liens are in the process of being contested as permitted by Section 12.1, (c) liens of mechanics, laborers, materialmen, suppliers or vendors for sums either disputed or not yet due, provided that any such liens are in the process of being contested as permitted by Section 12.1, and (g) liens permitted under Section 6.4 of this Agreement.

ARTICLE IX

9.1   Maintenance and Repair.

9.1.1   Lessee, at its expense, will keep the Leased Properties, and all appurtenant landscaping, private roadways, sidewalks and curbs that are under Lessee's control and Lessee's Personal Property in good order and repair, whether or not the need for such repairs arises out of Lessee's use, any prior use, the elements or the age of the Leased Properties or any portion thereof, or any cause whatsoever except the act or negligence of Lessor, and with reasonable promptness shall make all necessary and appropriate repairs. Lessee shall maintain, operate and otherwise manage the Leased Properties at all times on a basis and in a manner consistent with the standards of the other competing healthcare facilities in the market areas served by the Leased Properties. All repairs shall, to the extent reasonably achievable, be at least equivalent in quality to the original work or the property to be repaired shall be replaced. Lessee will not take or omit to take any action the taking or omission of which might materially impair the value or the usefulness of the Leased Properties or any parts thereof for the Primary Intended Use.

9.1.2   Lessor shall not under any circumstances be required to maintain, build or rebuild any improvements on a Leased Property (or any private roadways, sidewalks or curbs appurtenant thereto), or to make any repairs, replacements, alterations, restorations or renewals of

Multiple Facilities Lease (*Parkview and Bonterra*)
Derwent – 10.28.10

any nature or description to a Leased Property, whether ordinary or extraordinary, structural or non-structural, foreseen or unforeseen, or upon any adjoining property, whether to provide lateral or other support or abate a nuisance, or otherwise, or to make any expenditure whatsoever with respect thereto, in connection with this Lease. Lessee hereby waives, to the extent permitted by law, the right to make repairs at the expense of Lessor pursuant to any law in effect at the time of the execution of this Lease or hereafter enacted.

         9.1.3   Nothing contained in this Lease shall be construed as (a) constituting the consent or request of Lessor, expressed or implied, to any contractor, subcontractor, laborer, materialmen or vendor to or for the performance of any labor or services or the furnishing of any materials or other property for the construction, alteration, addition, repair or demolition of or to a Leased Property or any part thereof, or (b) giving Lessee any right, power or permission to contract for or permit the performance of any labor or services or the furnishing of any materials or other property in such fashion as would permit the making of any claim against Lessor in respect thereof or to make any agreement that may create, or in any way be the basis for, any right, title, interest, lien, claim or other encumbrance upon the estate of Lessor in the Leased Properties or any portion thereof. Lessor shall have the right to give, record and post, as appropriate, notices of non-responsibility under any mechanics' and construction lien laws now or hereafter existing.

         9.1.4   Lessee promptly shall replace any of the Leased Improvements or Lessor's Personal Property that becomes worn out or unusable or unavailable for the purpose for which intended. All replacements shall have a value and utility at least equal to that of the items replaced and shall become part of the Leased Properties immediately upon their acquisition by Lessee. Upon Lessor's request, Lessee promptly shall execute and deliver to Lessor a bill of sale or other instrument establishing Lessor's lien-free ownership of such replacements. Lessee promptly shall repair all damage to a Leased Property incurred in the course of such replacement.

         9.1.5   Lessee will, upon the expiration or earlier termination of the Term, vacate and surrender the Leased Properties to Lessor in the condition in which they were originally received from Lessor, in good operating condition, ordinary wear and tear excepted, except as repaired, rebuilt, restored, altered or added to as permitted or required by the provisions of this Lease.

ARTICLE X

10.1   <u>Construction of Alterations and Additions to the Leased Properties</u>.

         10.1.1 Lessee shall not (a) make or permit to be made any structural alterations, improvements or additions of or to the Leased Properties or any part thereof, or (b) materially alter the plumbing, HVAC or electrical systems thereon or (c) make any other alterations, improvements or additions the cost of which exceeds (i) Fifty Thousand ($50,000.00) Dollars per alteration, improvement or addition, or (ii) One Hundred Thousand ($100,000.00) Dollars in any Lease Year, unless and until Lessee has (x) caused complete plans and specifications therefor to have been prepared by a licensed architect and submitted to Lessor at least sixty (60) Business Days before the planned start of construction thereof, (y) obtained Lessor's written approval thereof and the approval of any Facility Mortgagee and (z), if required to do so by Lessor, provided Lessor with reasonable assurance of the payment of the cost of any such alterations, improvements or additions, in the form of a bond, letter of credit or cash deposit. If Lessor requires a deposit, Lessor shall retain and disburse the amount deposited in the same manner as is provided for insurance proceeds in Section 14.6. If the deposit is reasonably determined by Lessor at any time to be insufficient for the completion of the alteration, improvement or addition, Lessee immediately shall increase the deposit to the amount reasonably required by Lessor. Lessee shall be responsible for the completion of such improvements in accordance with the plans and specifications approved by Lessor, and promptly shall correct any failure with respect thereto.

10.1.2 Alterations and improvements, other than normal maintenance and repair of a Facility, not falling within the categories described in the first sentence of Section 10.1.1 may be made by Lessee without the prior approval of Lessor.

10.1.3 All alterations, improvements and additions shall (a) be constructed in good, workmanlike, manner, in compliance with all Insurance Requirements and Legal Requirements, (b) be in keeping with the character of the Leased Properties and the area in which a Leased Property in question is located and (c) be designed and constructed so that the value of the Leased Property will not be diminished and the Primary Intended Use of a Leased Property will not be changed. All improvements, alterations and additions immediately shall become a part of such Leased Property.

10.1.4 Lessee shall have no claim against Lessor at any time in respect of the cost or value of any improvement, alteration or addition. There shall be no adjustment in the Rent by reason of any such improvement, alteration or addition.

10.1.5 In connection with any alteration that involves the removal, demolition or disturbance of any asbestos-containing material, Lessee shall cause to be prepared at its expense a full asbestos assessment applicable to such alteration and shall carry out such asbestos monitoring and maintenance program as reasonably shall be required thereafter in light of the results of such assessment.

ARTICLE XI

11.1   Liens. Without the consent of Lessor or as expressly permitted elsewhere herein, Lessee will not directly or indirectly create or allow to remain and will promptly discharge at its expense any lien, encumbrance, attachment, title retention agreement or claim upon a Leased Property, and any attachment, levy, claim or encumbrance in respect of the Rent, except for (a) Permitted Encumbrances, (b) liens of mechanics, laborers, materialmen, suppliers or vendors for sums not yet due, and (c) liens created by the malfeasance or negligence of Lessor.

ARTICLE XII

12.1   Permitted Contests. Lessee, on its own or on Lessor's behalf (or in Lessor's name), but at Lessee's sole cost and expense, shall have the right to contest, by appropriate legal proceedings conducted in good faith and with due diligence, the amount or validity of any real or personal property assessment, Imposition, Legal Requirement or Insurance Requirement, or any lien, attachment, levy, encumbrance, charge or claim or any encroachment or restriction burdening a Leased Property, provided: (a) prior Notice of such contest is given to Lessor; (b) a Leased Property would not be in any danger of being sold, forfeited or attached as a result of such contest, and there is no risk to Lessor of a loss of or interruption in the payment of Rent; (c) in the case of an unpaid

31

Imposition or other lien, attachment, levy, encumbrance, charge or claim, collection thereof is suspended during the pendency of such contest; (d) in the case of a contest of a Legal Requirement, compliance may legally be delayed pending such contest and pending such contest no license, permit, approval, certificate of need, certificate of reimbursement or other authorization necessary to operate the Facilities as a provider of health care services in accordance with its Primary Intended Use may be irrevocably suspended or revoked, or its right to so operate a Facility or to accept patients irrevocably suspended. Upon request of Lessor, Lessee shall deposit funds or assure Lessor in some other manner reasonably satisfactory to Lessor (such as paying eighty-five percent of the amount claimed due to the Governmental Authority in the case of real property taxes and assessments) that the amount to be paid by Lessee that is the subject of a contested Imposition, Legal Requirement, Insurance Requirement or Claim, together with interest and penalties, if any, thereon, and any and all costs for which Lessee is responsible will be paid if and when required upon the conclusion of such contest. Lessee shall defend, indemnify and save harmless Lessor from all costs or expenses arising out of or in connection with any such contest, including but not limited to attorneys' fees. If at any time Lessor reasonably determines that payment of any Imposition or other lien, attachment, levy, encumbrance, charge or claim, or compliance with any Legal or Insurance Requirement being contested by Lessee is necessary in order to prevent loss of a Leased Property or Rent or civil or criminal penalties or other damage (including revocation or suspension of any license, permit, approval, certificate of need, certificate of reimbursement or other authorization necessary to operate the Facilities as a provider of health care services in accordance with its Primary Intended Use or suspension of any right to accept patients), upon such prior Notice to Lessee as is reasonable in the circumstances Lessor may pay such amount, require Lessee to comply with such Legal or Insurance Requirement or take such other action as it may deem necessary to prevent such loss or damage. If reasonably necessary, upon Lessee's written request, Lessor, at Lessee's expense, shall cooperate with Lessee in a permitted contest, provided Lessee upon demand makes arrangements satisfactory to Lessor to assure the reimbursement of any and all Lessor's costs incurred in cooperating with Lessee in such contest.

ARTICLE XIII

13.1   General Insurance Requirements. Lessee shall keep the Leased Properties, and all property located in or on the Leased Properties, including Lessor's Personal Property and Lessee's Personal Property, insured with insurance meeting the following requirements: (a) all insurance shall be written by companies authorized to do insurance business in the applicable States and having a rating classification of not less than A- and a financial size category of "Class VIII", according to the then most recent issue of Best's Key Rating Guide; (b) all property and general liability policies (but not professional liability, criminal liability or worker compensation policies) must name Lessor as an additional insured, and name as an additional insured any Facility Mortgagee by way of a standard form of mortgagee's loss payable endorsement in use in the applicable States and in accordance with any such other requirements as may be established by such Facility Mortgagee. However, if requested by Lessor and available on a commercially reasonable basis, all public liability and property damage insurance shall contain a provision that Lessor, although named as an insured, nevertheless shall be entitled to recovery for loss, damage or injury to Lessor, its servants, agents and employees by reason of the negligence of Lessee or Lessor; (c) losses must be payable to Lessor or Lessee as provided in Article XIV, and loss adjustments shall require the written consent of Lessor, any Facility Mortgagee and, provided it is not then in default, Lessee, which consent shall not be unreasonably withheld by either Lessor or Lessee; (d) each insurer must agree that it will give Lessor and any Facility Mortgagee at least sixty (60) days' written Notice before its policy shall be altered, allowed to expire or canceled; (e) if the deductible exceeds $50,000, then the amount of any deductible or retention must be approved by Lessor prior to the issuance of any policy; and (f) the form of all policies shall be approved by Lessor, whose approval shall not unreasonably be withheld, and by any Facility Mortgagee.

13.2 <u>Risks to be Insured</u>. The policies covering the Leased Properties and Lessee's Personal Property shall insure against the following risks:

13.2.1 Loss or damage by fire, vandalism and malicious mischief, earthquake, extended coverage perils commonly known as "Special Risk," and all physical loss perils normally included in such Special Risk insurance, including but not limited to sprinkler leakage, in an amount not less than one hundred percent (100%) of Replacement Cost;

13.2.2 Broad form comprehensive boiler and machinery insurance on a blanket repair and replace basis, with limits for each accident in an amount not less than one hundred percent (100%) of Replacement Cost;

13.2.3 Loss of rental under a rental value insurance policy covering risk of loss during reconstruction necessitated by the occurrence of any of the hazards described in Sections 13.2.1 or 13.2.2 (but in no event for a period less than twelve (12) months) in an amount sufficient to prevent Lessor and Lessee from becoming a co-insurer;

13.2.4 Claims for bodily injury (including resulting death), personal injury or property damage under a policy of commercial general public liability insurance, in such amounts and on such terms, as Lessee may determine in its sole discretion;

13.2.5 Claims arising out of malpractice, in such amounts and on such terms, as Lessee may determine in its sole discretion;

13.2.6 Flood (with respect to any portions of the Leased Properties located in whole or in part within a designated flood plain area) and such other hazards and in such amounts as may be customary for comparable properties in the area;

13.2.7 During such time as Lessee is constructing any improvements, (a) worker's compensation insurance and employers' liability insurance covering all persons employed in connection with the improvements in statutory limits, (b) a completed operations endorsement to the commercial general liability and property damage insurance policies referred to above, (c) builder's risk insurance, completed value form, covering all physical loss, in an amount satisfactory to Lessor, and (d) such other reasonable insurance, in such amounts, as Lessor deems reasonably necessary to protect Lessor's interest in the Leased Properties from any act or omission of Lessee's contractors or subcontractors, and certificates of insurance evidencing such coverage, in form satisfactory to Lessor, shall be presented to Lessor prior to the commencement of construction of such improvements; provided, however, that with regard to the insurance coverage required by subsections (a) and (b) of this Section 13.2.7, Lessee shall be in compliance with these subsections if it causes the applicable contractors constructing any improvements to provide such insurance in a manner consistent with the requirements of this Lease;

13.2.8 Primary automobile liability insurance with limits of One Million Dollars ($1,000,000.00) per occurrence each for owned and non-owned and hired vehicles;

33

13.2.9   Loss or damage commonly covered by blanket crime insurance including dishonesty, loss of money orders or paper currency and depositor's forgery, with a limit of not less than One Hundred Fifty Thousand Dollars ($150,000.00).

13.3   Payment of Premiums; Copies of Policies; Certificates. Subject to Section 12.2 of this Lease, Lessee shall pay when due all of the premiums for the insurance required by this Lease, and shall deliver to Lessor and to any Facility Mortgagee requesting such evidence, certificates of insurance in form satisfactory to Lessor and such Facility Mortgagee. Copies of the policies of insurance required by this Lease and certificates thereof shall be delivered to Lessor when available to Lessee, and in the event of the failure of Lessee either to carry the required insurance or pay the premiums therefor, or to deliver copies of policies or certificates to Lessor as required, Lessor shall be entitled, but shall have no obligation, to obtain such insurance and pay the premiums therefor when due, in which event Lessee shall repay to Lessor the premiums upon written demand therefor as Additional Charges.

13.4   Umbrella Policies. If Lessee chooses to carry umbrella liability coverage to obtain the limits of liability required under this Lease, the umbrella policies must provide coverage in substantially the same manner as the primary commercial general liability policy and must contain no exclusions or limitations materially different than, those of the primary policy.

13.5   Additional Insurance. In addition to the insurance described above, Lessee shall maintain such insurance as may be reasonably required from time to time by any Facility Mortgagee and shall at all times comply with all Legal Requirements with respect to worker's compensation insurance coverage.

13.6   No Liability; Waiver of Subrogation. Lessor shall have no liability to Lessee, and, provided Lessee provides the insurance required of it by this Lease, Lessee shall have no liability to Lessor, regardless of the cause, for any loss or expense resulting from or in connection with damage to or the destruction or other loss of the Leased Properties or Lessee's Personal Property, and neither party will have any right or claim against the other for any such loss or expense by way of subrogation. Each insurance policy carried by either party covering any of the Leased Properties and Lessee's Personal Property, including without limitation, contents, fire and casualty insurance, shall contain an express waiver of any right of subrogation on the part of the insurer against the other party. Lessee shall pay any additional costs or charges for obtaining such waiver.

13.7   Intentionally omitted.

13.8   Blanket Policy. Any insurance required by this Lease may be provided by so-called blanket policies of insurance carried by Lessee; provided, however, that the coverage afforded Lessor thereby may not be less than or materially different from that which would be provided by separate policies meeting the requirements of this Lease.

13.9   No Separate Insurance.

13.9.1 Lessee shall not, on its own initiative or pursuant to the request or requirement of any third party, take out separate insurance concurrent in form or contributing in the event of loss with that required by this Lease, to be furnished by, or that may reasonably be required to be furnished by, Lessee, or increase the amount of any then existing insurance by securing an

34

additional policy or additional policies, unless all parties having an insurable interest in the subject matter of the insurance, including in all cases Lessor and all Facility Mortgagees, are named therein as additional insureds, and losses are payable thereunder in the same manner as losses are payable under this Lease.

13.9.2 Nothing herein shall prohibit Lessee, upon Notice to Lessor, from (a) securing insurance required to be carried hereby with higher limits of liability than required in this Lease, or (b) securing insurance against risks not required to be insured pursuant to this Lease, and as to such insurance, Lessor and any Facility Mortgagee need not be included therein as additional insureds, nor must losses thereunder be payable in the same manner as losses are payable under this Lease.

ARTICLE XIV

14.1   Insurance Proceeds.   Net Proceeds shall be paid to Lessor and held, disbursed or retained by Lessor as provided herein. If the Net Proceeds are less than the Approval Threshold, and no Event of Default has occurred and is continuing, Lessor shall pay the Net Proceeds to Lessee promptly upon Lessee's request. If the Net Proceeds equal or exceed the Approval Threshold, and no Event of Default has occurred and is continuing, the Net Proceeds shall be made available for restoration or repair as provided in Section 14.6. Within fifteen (15) days of the receipt of the Net Proceeds of Special Risk Insurance, Lessor and Lessee shall agree as to the portion thereof, if any, attributable to the Lessee's Personal Property that Lessee is not required and does not elect to restore or replace, and if they cannot agree they shall submit the matter to arbitration pursuant to Article XXXV hereof, and the portion of the proceeds of such Special Risk Insurance agreed or determined by arbitration to be attributable to the Lessee's Personal Property that Lessee is not required and does not elect to restore or replace shall be paid to Lessee.

14.2   Restoration in the Event of Damage or Destruction. If all or any portion of a Leased Property is damaged by fire or other casualty, Lessee shall: (a) give Lessor Notice of such damage or destruction within five (5) Business Days of the occurrence thereof; (b) within thirty (30) Business Days of the occurrence commence the restoration of such Leased Property; and (c) thereafter proceed diligently to complete such restoration as quickly as reasonably possible to the end that such Leased Property is in substantially the same (or better) condition as such Leased Property was in immediately prior to the damage or destruction. Regardless of the anticipated cost thereof, if the restoration of such Leased Property requires any modification of structural elements, prior to commencing such modification Lessee shall obtain Lessor's written approval of the plans and specifications therefor.

14.3   Restoration of Lessee's Property. If Lessee is required to restore a Leased Property, Lessee also concurrently shall restore any of Lessee's Personal Property that is integral to the Primary Intended Use of such Leased Property at the time of the damage or destruction.

14.4   No Abatement of Rent. There shall be no abatement of Rent by reason of any damage to or the partial or total destruction of a Leased Property.

Multiple Facilities Lease (*Parkview and Bonterra*)
Derwent – 10.28.10

14.5. <u>Waiver</u>. Except as provided elsewhere in this Lease, Lessee hereby waives any statutory or common law rights of termination that may arise by reason of any damage to or destruction of a Leased Property.

14.6. <u>Disbursement of Insurance Proceeds Equal to or Greater Than The Approval Threshold</u>. If Lessee restores or repairs a Leased Property pursuant to this Article XIV, and if the Net Proceeds equal or exceed the Approval Threshold, the restoration or repair and disbursement of funds to Lessee shall be in accordance with the following procedures:

(a)   The restoration or repair work shall be done pursuant to plans and specifications approved by Lessor and a certified construction cost statement, to be obtained by Lessee from a contractor reasonably acceptable to Lessor, showing the total cost of the restoration or repair.

(b)   Construction Funds shall be made available, subject to a ten percent (10%) holdback, to Lessee upon request, but no more frequently than monthly, as the restoration and repair work progresses pursuant to certificates, in form and substance reasonably acceptable to Lessor, of an architect selected by Lessee and reasonably acceptable to Lessor (such architect to be, in the reasonable judgment of Lessor, highly qualified in the design and construction of the type of facility being repaired).

(c)   After the first disbursement to Lessee, sworn statements and lien waivers in an amount at least equal to the amount of Construction Funds previously paid to Lessee shall be delivered to Lessor from all contractors, subcontractors and material suppliers covering all labor and materials furnished through the date of the previous disbursement.

(d)   Lessee shall deliver to Lessor such other evidence as Lessor reasonably may request, from time to time during the course of the restoration and repair, as to the progress of the work, compliance with the approved plans and specifications, the cost of restoration and repair and the total amount needed to complete the restoration and repair, and showing that there are no liens against any Leased Property arising in connection with the restoration and repair and that the cost of the restoration and repair at least equals the total amount of Construction Funds then disbursed to Lessee hereunder.

(e)   The Construction Funds may be disbursed by Lessor to Lessee or to the persons entitled to receive payment thereof from Lessee, and such disbursement in either case may be made directly or through a third party escrow agent, such as, but not limited to, a title insurance company, or its agent, all as Lessor may determine in its sole discretion. Provided Lessee is not in default hereunder, any excess Construction Funds shall be paid to Lessee upon completion of the restoration or repair.

(f)   If Lessee at any time fails to perform promptly and fully the conditions and covenants set forth in subparagraphs (a) through (f) above, and the failure is not corrected within ten (10) days of written Notice thereof, or if during the restoration or repair an Event of Default occurs, Lessor may, at its option, immediately cease making any further payments to Lessee for the restoration and repair.

(g)   Lessor may reimburse itself out of the Construction Funds for its reasonable expenses incurred in administering the Construction Funds and inspecting the restoration and repair work, including without limitation attorneys' and other professional fees and escrow fees and expenses.

ARTICLE XV

15.1   Total Taking or Other Taking with Leased Properties Rendered Unsuitable for Its Primary Intended Use. If title to the fee of the whole of any Leased Property is Taken, this Lease shall cease and terminate as of the Date of Taking by the Condemnor, and Rent shall be apportioned as of the Date of Taking. If title to the fee of less than the whole of a Leased Property is Taken, but such Leased Property is rendered Unsuitable for Its Primary Intended Use as a result of the Partial Taking, each of Lessee and Lessor shall have the option, which shall be exercisable by written Notice to the other at any time prior to the first to occur of the taking of possession by, or the date of vesting of title in, the Condemnor, to terminate this Lease with respect to such Leased Property as of the date so determined, in which event this Lease shall so cease and terminate as of the earlier of the date specified in the Notice or the date on which possession is taken by the Condemnor.

15.2   Allocation of Award. The total Award made with respect to all or any portion of a Leased Property or for loss of Rent, or for loss of business, shall be solely the property of and payable to Lessor or, if so provided in a Facility Mortgage, to the Facility Mortgagee. Nothing contained in this lease will be deemed to create any additional interest in Lessee, or entitle Lessee to any payment based on the value of the unexpired term or so-called "bonus value" to Lessee of this Lease. Any Award made for the taking of Lessee's Personal Property, or for removal and relocation expenses of Lessee in any such proceedings, shall be payable to Lessee. In any proceedings with respect to an Award, each of Lessor and Lessee shall seek its own Award in conformity herewith, at its own expense. Notwithstanding the foregoing, Lessee may pursue a claim for loss of its business, provided that under the laws of the State, such claim will not diminish the Award to Lessor.

15.3   Partial Taking. In the event of a Partial Taking, Lessee, at its own cost and expense, shall (a) give Lessor Notice of such Partial Taking; (b) within thirty (30) Business Days of the first to occur of the taking of possession by, or the date of vesting of title in, the Condemnor provide Lessor with the Estimated Cost with respect to restore of such Leased Property to a complete architectural unit of the same general character and condition (as nearly as may be possible under the circumstances) as existed immediately prior to the Partial Taking. If the Estimated Cost is less than the Approval Threshold and the Award, then Lessee shall commence upon receipt of the Award from Lessor the restoration of such Leased Property immediately and thereafter proceed diligently to complete such restoration as quickly as reasonably possible, but in any event within one hundred eighty (180) days of the date on which such Notice is given. Lessor shall contribute to the cost of restoration that portion of the Award not in excess of the Estimated Cost. As long as no Event of Default has occurred and is continuing, if such portion of the Award is in an amount less than the Approval Threshold, Lessor shall pay the same to Lessee to fund completion of such restoration. If the Estimated Cost exceeds the either the Award or the Approval Threshold, then prior to commencing such restoration, Lessee shall obtain Lessor's written approval of the plans and specifications therefor. If the Estimated Cost exceeds the either the Award or the Approval Threshold, then Lessor shall provide Lessee within thirty (30) days of receipt of the Estimated Cost of Lessor's decision whether to reconstruct such Leased Property. If Lessor elects to have Lessee

37

reconstruct such Leased Property, then (1) Lessee shall commence the restoration of such Leased Property immediately, (2) Lessor shall make the Award available therefor, (3) Lessor shall fund any amount by which the Estimated Cost exceeds the Award, and (4) Lessee shall thereafter proceed diligently to complete such restoration as quickly as reasonably possible. If Lessor elects not to have Lessee reconstruct such Leased Property, (1) Lessor shall be entitled to retain the Award, and (2) if no Event of Default exists, then Lessee may terminate the Lease.

15.4   Temporary Taking. If there is a Partial Taking of possession or the use of all or part of a Leased Property, but the fee of such Leased Property is not Taken in whole or in part, until such Partial Taking of possession or use continues for more than two (2) months, all the provisions of this Lease shall remain in full force and effect and the entire amount of any Award made for such Partial Taking shall be paid to Lessee provided there is then no Event of Default. Upon the termination of any such period of temporary use or occupancy, Lessee at its sole cost and expense shall restore the affected Leased Property, as nearly as may be reasonably possible, to the condition existing immediately prior to such Partial Taking. If any such Partial Taking continues for longer than two (2) months, and thirty percent (30%) or more of the patient capacity of such Facility is thereby rendered Unsuitable for Its Primary Use, this Lease shall cease and terminate as of the last day of the second (2nd) month, but if less than thirty percent (30%) of the patient capacity of such Facility is thereby rendered Unsuitable for Its Primary Use, each of Lessee and Lessor shall have the option, which shall be exercisable by giving written Notice to the other at least sixty (60) days prior written Notice to the other, at any time prior to the end of the temporary Partial Taking, to terminate this Lease as of the date set forth in such Notice, and Lessee shall be entitled to any Award made for the period of such temporary Partial Taking prior to the date of termination of the Lease. Rent shall not abate during the period of any temporary Partial Taking.

ARTICLE XVI

16.1   Lessor's Rights Upon an Event of Default. If an Event of Default occurs, Lessor may terminate this Lease by giving Lessee a Notice of Termination, and in such event the Term shall end and all rights of Lessee under this Lease shall cease on the Termination Date. The Notice of Termination shall be in lieu of and not in addition to any notice required by the laws of any State as a condition to bringing an action for possession of the Leased Premises or to recover damages under this Lease. In addition to Lessor's right to terminate this Lease, Lessor shall have all other rights set forth in this Lease and all remedies available at law and in equity.

Lessee shall, to the extent permitted by law, pay as Additional Charges all costs and expenses incurred by or on behalf of Lessor, including, without limitation, reasonable attorneys' fees and expenses (whether or not litigation is commenced, and if litigation is commenced, including fees and expenses incurred in appeals and post-judgment proceedings) as a result of any default of Lessee hereunder.

No Event of Default (other than a failure to make payment of money) shall be deemed to exist if and for so long as Lessee is unable to prevent such Event of Default because of Force Majeure, provided that, upon the cessation of the Force Majeure, Lessee immediately shall proceed to remedy the action or condition giving rise to the Event of Default within the applicable cure period as extended by the Force Majeure.

Multiple Facilities Lease (*Parkview and Bonterra*)
Derwent – 10.28.10

16.2 <u>Certain Remedies</u>. If an Event of Default occurs, whether or not this Lease has been terminated pursuant to Section 16.1, if required to do so by Lessor Lessee immediately shall surrender such Leased Property to Lessor in the condition required by Section 9.1.5 and quit the same, and Lessor may enter upon and repossess such Leased Property by reasonable force, summary proceedings, ejectment or otherwise, and may remove Lessee and all other persons and any and all personal properties from such Leased Property, subject to rights of any residents or patients and to any Legal Requirements.

16.3 <u>Damages</u>. None of (a) the termination of this Lease pursuant to Section 16.1, (b) the repossession of a Leased Property, (c) the failure of Lessor to relet a Leased Property, (d) the reletting of all or any portion thereof, or (v) the failure of Lessor to collect or receive any rentals due upon such any reletting, shall relieve Lessee of its liability and obligations hereunder, all of which shall survive any such termination, repossession or reletting. If this Lease is terminated by Lessor, Lessee immediately shall pay to Lessor all Rent due and payable with respect to a Leased Property to and including the Termination Date, including without limitation all interest and late charges payable under Section 3.3 hereof with respect to any late payment of such Rent. Lessee also shall pay to Lessor, as liquidated damages, at Lessor's option, either:

(A)　The sum of:

(i)　Lessor's Interim Rent Loss, minus Net Reletting Proceeds for such period, and minus the portion of Lessor's Interim Rent Loss, if any, that Lessee proves reasonably could have been mitigated by Lessor, plus

(ii)　the Present Value on the Judgment Date of Lessor's Future Rent Loss, assuming the Cost of Living Index were to increase four (4) percentage points per Lease Year from the Judgment Date through the Expiration Date, minus the Present Value on the Termination Date of the portion of Lessor's Future Rent Loss that Lessee proves reasonably could be mitigated by Lessor;

or

(B)　Each month between the Termination Date and the Expiration Date, Lessor's Monthly Rent Loss, minus the Net Reletting Proceeds for such month, and minus the portion, if any, of Lessor's Monthly Rent Loss that Lessee proves reasonably could have been avoided. Any suit brought to recover liquidated damages payable under this subsection (B) shall not prejudice Lessor's right to collect liquidated damages for subsequent months in a similar proceeding.

16.4 <u>Waiver</u>. If this Lease is terminated pursuant to Section 16.1, Lessee waives, to the extent permitted by applicable law, (a) any right of reentry, repossession or redesignation, (b) any right to a trial by jury in the event of summary proceedings to enforce the remedies set forth in this Article XVI, and (c) the benefit of any laws now or hereafter in force exempting property from liability for rent or for debt. Acceptance of Rent at any time does not prejudice or remove any right of Lessor as to any right or remedy. No course of conduct shall be held to bar Lessor from literal enforcement of the terms of this Lease.

16.5 <u>Application of Funds</u>. Any payments received by Lessor under any of the provisions of this Lease during the existence or continuance of any Event of Default shall be applied to

Lessee's obligations in the order that Lessor determines in its sole discretion or as may be prescribed by law.

ARTICLE XVII

17.1 <u>Lessor's Right to Cure Lessee's Default</u>. If Lessee fails to make any payment or perform any act required to be made or performed under this Lease, and fails to cure the same within any grace or cure period applicable thereto, upon such Notice as may be expressly required herein (or, if Lessor reasonably determines that the giving of Notice would risk material loss to a Leased Property or cause material damage to Lessor, upon such Notice as is practical under the circumstances), and without waiving or releasing any obligation of Lessee, Lessor may make such payment or perform such act for the account and at the expense of Lessee, and may, to the extent permitted by law, enter upon a Leased Property for such purpose and take all such action thereon as, in Lessor's sole opinion, may be necessary or appropriate. No such entry shall be deemed an eviction of Lessee. All amounts so paid by Lessor and all costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) so incurred, together with the late charge and interest provided for in Section 3.3 thereon, shall be paid by Lessee to Lessor on demand. The obligations of Lessee and rights of Lessor contained in this Article shall survive the expiration or earlier termination of this Lease.

ARTICLE XVIII

18.1 <u>Holding Over</u>. If Lessee remains in possession of a Leased Property after the expiration of the Term or earlier termination of this Lease, such possession shall be as a month-to-month tenant, and throughout the period of such possession Lessee shall pay as Rent for each month one and one half (1 ½) times the sum of:(a) one-twelfth (1/12th) of the Base Rent payable during the Lease Year in which such expiration or termination occurs, plus (b) all Additional Charges accruing during the month, plus (c) any and all other sums payable by Lessee pursuant to this Lease. During such period of month-to-month tenancy, Lessee shall be obligated to perform and observe all of the terms, covenants and conditions of this Lease, but shall have no rights hereunder other than the right, to the extent given by applicable law to month-to-month tenancies, to continue its occupancy and use of such Leased Property until the month-to-month tenancy is terminated. Nothing contained herein shall constitute the consent, express or implied, of Lessor to the holding over of Lessee after the expiration or earlier termination of this Lease.

18.2 <u>Indemnity</u>. If Lessee fails to surrender the Leased Properties in a timely manner and in accordance with the provisions of Section 9.1.5 upon the expiration or termination of this Lease, in addition to any other liabilities to Lessor accruing therefrom, Lessee shall defend, indemnify and hold Lessor, its principals, officers, directors, agents and employees harmless from loss or liability resulting from such failure, including, without limiting the generality of the foregoing, loss of rental with respect to any new lease in which the rental payable thereunder exceeds the Rent paid by Lessee pursuant to this Lease during Lessee's hold-over and any claims by any proposed new tenant founded on such failure. The provisions of this Section 18.2 shall survive the expiration or earlier termination of the Term.

18.3 If Lessor fails to find a new lessee, manager, operator or owner for the Leased Properties in a timely manner prior to the expiration of the Term, and Lessee is required by its obligations as the licensed operator of the Facilities to, or is requested by Lessor to, hold over, then

Lessee shall have no obligation to pay Rent during such period. In such circumstances, Lessee shall not be obligated to remain in possession and operating the Facilities for a period in excess of six months after the expiration of the Term.

ARTICLE XIX

19.1   Subordination. This Lease is subject and subordinate to any Facility Mortgage. This clause shall be self-operative and no further instrument of subordination need be required by any Facility Mortgagee; provided, however, that Lessor or any Facility Mortgagee may elect to make this Lease superior to a Facility Mortgage at any time by Notice to Lessee. As to any Facility Mortgage to which this Lease is subordinate, Lessor shall provide Lessee with a "non-disturbance agreement" reasonably acceptable to such Facility Mortgagee and Lessee providing that, if such Facility Mortgagee acquires the Leased Properties by way of foreclosure or deed in lieu of foreclosure, such Facility Mortgagee will not disturb Lessee's possession under this Lease and will recognize Lessee's rights hereunder if and for so long as no Event of Default has occurred under this Lease and is continuing. Lessee agrees that it shall not withhold or delay its consent unreasonably to any amendment of this Lease reasonably required by a Facility Mortgagee, and Lessee shall be deemed to have withheld or delayed its consent unreasonably if Lessee has received the non-disturbance agreement provided for above and the requested amendment does not materially (a) alter the economic terms of this Lease, (b) diminish the rights of Lessee under this Lease or (c) increase the obligations of Lessee under this Lease.

19.2   Attornment. If a Facility Mortgagee enforces the remedies provided for by law or by a Facility Mortgage, Lessee shall, at the option of the party succeeding to the interest of Lessor as a result of such enforcement or as a result of a deed or delivery of possession of the Leased Properties in lieu of such enforcement, attorn to such successor and recognize such successor as Lessor under this Lease; provided, however, that such successor in interest shall not (a) be bound by any payment of Rent for more than one (1) month in advance, except for any such advance payments as may be expressly required by this Lease; (b) be bound by any modification of this Lease made without the written consent of the Facility Mortgagee or successor in interest; (c) be liable for any act or omission of Lessor (provided, that nothing in this Section 19.2 shall release Lessor of any such liability); or (d) be subject to any offset or defense arising prior to the date such successor in interest acquired title to the Leased Properties. Upon request, Lessee shall execute and deliver an instrument or instruments confirming the attornment provided for herein.

19.3   Lessee's Certificate. Lessee shall, upon not less than twenty (20) days prior Notice from Lessor, execute, acknowledge and deliver to Lessor Lessee's Certificate containing then-current facts. It is intended that any Lessee's Certificate delivered pursuant hereto may be relied upon by Lessor, any prospective tenant or purchaser of the Leased Properties, any mortgagee or prospective mortgagee and any other party who reasonably may rely on such statement. Lessee's failure to deliver the Lessee's Certificate within such time shall constitute an Event of Default.

ARTICLE XX

20.1   Risk of Loss. During the Term, the risk of loss or of decrease in the enjoyment and beneficial use of the Leased Properties in consequence of the damage or destruction thereof by fire, the elements, casualties, thefts, riots, wars or otherwise, or in consequence of foreclosures, attachments, levies or executions (other than those caused by Lessor and those claiming from,

41

through or under Lessor) is assumed by Lessee, and, in the absence of gross negligence, willful misconduct or material breach of this Lease by Lessor, Lessor in no event shall be answerable or accountable therefor nor shall any of the events mentioned in this Section entitle Lessee to any abatement of Rent.

ARTICLE XXI

21.1   Indemnification by Lessee.   Notwithstanding the existence of any insurance or self-insurance provided for in Article XIII, and without regard to the policy limits of any such insurance or self-insurance, Lessee shall protect, indemnify, save harmless and defend Lessor and any Facility Mortgagee, and the principals, officers, directors and agents and employees of Lessor and of any Facility Mortgagee, from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses), to the extent permitted by law, imposed upon or incurred by or asserted against Lessor or any Facility Mortgagee by reason of: (a) any accident, injury to or death of persons or loss of or damage to property occurring on or about the Leased Properties or adjoining sidewalks, including without limitation any claims of malpractice; (b) any use, misuse, non-use, condition, maintenance or repair by Lessee of the Leased Properties; (c) the failure to pay any Impositions; (d) any failure on the part of Lessee to perform or comply with any of the terms of this Lease; (e) the management and operation of the Facilities from and after the Commencement Date; and (f) the nonperformance of any contractual obligation, express or implied, assumed or undertaken by Lessee or any party in privity with Lessee with respect to the Leased Properties or any business or other activity carried on with respect to the Leased Properties during the Term or thereafter during any time in which Lessee or any such other party is in possession of the Leased Properties or thereafter to the extent that any conduct by Lessee or any such person (or failure of such conduct thereby if the same should have been undertaken during such time of possession and leads to such damage or loss) causes such loss or claim. Any amounts that become payable by Lessee under this Section shall be paid within ten (10) days after the date of demand, and, if not timely paid, shall bear interest (to the extent permitted by law) at the Overdue Rate from the date of such determination to the date of payment. Nothing herein shall be construed as indemnifying either Lessor or any Facility Mortgagee against its own grossly negligent acts or omissions or willful misconduct.

21.2   Survival of Indemnification.   Lessee's liability under this Article shall survive the expiration or any earlier termination of this Lease.

ARTICLE XXII

22.1   General Prohibition against Transfers.   Lessee acknowledges that a significant inducement to Lessor to enter into this Lease with Lessee on the terms set forth herein is the combination of financial strength, experience, skill and reputation possessed by Lessee. Therefore, there shall be no Transfer except as specifically permitted by this Lease or consented to in advance by Lessor in writing. Any attempted Transfer that is not specifically permitted by this Lease or consented to by Lessor in advance in writing shall be null and void and of no force and effect whatsoever. In the event of a Transfer, Lessor may collect Rent and other charges from the Transferee and apply the amounts collected to the Rent and other charges herein reserved, but no Transfer or collection of Rent and other charges shall be deemed to be a waiver of Lessor's rights to enforce Lessee's covenants or an acceptance of the Transferee as Lessee, or a release of the Lessee named herein from the performance of its covenants. Notwithstanding any Transfer, Lessee shall

42

remain fully liable for the performance of all terms, covenants and provisions of this Lease. Any violation of this Lease by any Transferee shall be deemed to be a violation of this Lease by Lessee. Notwithstanding the foregoing, Lessor shall grant its consent to a transfer by AdCare of 100% of the outstanding equity interests in AdCare to a new owner ("New Parent") provided that (i) New Parent meets the threshold requirements set forth on Exhibit D and (ii) New Parent delivers a guaranty of this Lease and a security agreement substantially in the forms of guaranty and security agreement delivered by AdCare.

22.3   Subordination and Attornment. Lessee shall insert in any sublease permitted by Lessor provisions to the effect that (a) such sublease is subject and subordinate to all of the terms and provisions of this Lease and to the rights of Lessor hereunder, (b) if this Lease terminates before the expiration of such sublease, the sublessee thereunder will, at Lessor's option, attorn to Lessor and waive any right the sublessee may have to terminate the sublease or to surrender possession thereunder, as a result of the termination of this Lease, and (c) if the sublessee receives a written Notice from Lessor or Lessor's assignee, if any, stating that Lessee is in default under this Lease, the sublessee thereafter shall be obligated to pay all rentals accruing under the sublease directly to the party giving such Notice, or as such party may direct, and such payments shall be credited against the amounts owing by Lessee under this Lease.

22.4   Sublease Limitation.   Anything contained in this Lease to the contrary notwithstanding, even if a sublease of a Leased Property is permitted, Lessee shall not sublet such Leased Property on any basis such that the rental to be paid by the sublessee thereunder would be based, in whole or in part, on either (a) the income or profits derived by the business activities of the sublessee, or (b) any other formula such that any portion of the sublease rental received by Lessor would fail to qualify as "rents from real property" within the meaning of Section 856(d) of the Code, or any similar or successor provision thereto. The parties agree that this Section shall not be deemed waived or modified by implication, but may be waived or modified only by an instrument in writing explicitly referring to this Section by number.

ARTICLE XXIII

23.1   Financial Statements and Other Reports and Materials Required by Lessor. Lessee shall furnish to Lessor, in paper form and by electronic means, in the form customarily provided by Lessee or its Affiliates to their lenders or other landlords:

(a)   Within ninety (90) days after the end of each of Lessee's fiscal years: (i) Lessee's Financial Statements; (ii) Guarantor's Financial Statements; and (iii) an Officer's Certificate stating that Lessee is not in default in the performance or observance of any of the terms of this Lease, or if Lessee is in default, specifying all such defaults, the nature thereof, and the steps being taken to remedy the same;

(b)   Within thirty (30) days after the end of each month, monthly financial reports for the Facilities, including detailed statements of income and expense and detailed operational statistics regarding occupancy rates, patient mix and patient rates by type for the Facilities;

(c)   If applicable, within fifteen (15) days of filing a copy of each cost report filed with a governmental agency for the Facility;

(d)   If applicable, within fifteen (15) days of Lessee's receipt thereof, copies of Medicare and Medicaid Rate Letters and correspondence;

(e)   Within thirty (30) days of Lessee's or Manager's receipt thereof, copies of surveys performed by the appropriate governmental agencies for licensing or certification purposes which show any material deficiencies, including, without limitation, annual surveys, revisits and complaint surveys, copies of any plans of correction and all related correspondence;

(f)   Immediate Notice to Lessor of any action, proposal or investigation by any agency or entity, or complaint to such agency or entity, known to Lessee, the result of which could be to (i) modify in a way materially adverse to Lessee or revoke or suspend or terminate, or fail to renew or fully continue in effect, any license or certificate or operating authority pursuant to which Lessee carries on any part of the Primary Intended Use of the Facilities, or (ii) suspend, terminate, adversely modify, or fail to renew or fully continue in effect any cost reimbursement or cost sharing program by any state or federal governmental agency, including but not limited to Medicaid or Medicare or any successor or substitute therefor, or seek return of or reimbursement for any funds previously advanced or paid pursuant to any such program, or (iii) impose any bed hold, limitation on patient admission or similar restriction on a Leased Property;

(g)   As soon as it is prepared in each Lease Year, but not later than the last day of the first (1st) month in each Lease Year, a capital and operating budget for the Facilities for that Lease Year;

(h)   Upon Lessor's request from time to time, such additional information and unaudited quarterly financial information concerning the Leased Properties and Lessee as Lessor may reasonably require for its on-going filings with the Securities and Exchange Commission, under both the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including, but not limited to, 10-Q Quarterly Reports, 10-K Annual Reports and registration statements to be filed by Lessor during the Term of this Lease; and

(i)   Within fifteen (15) Business Days after the expiration of each license and permit required for the operation of the Facilities for The Primary Intended Use, evidence satisfactory to Lessor that such license or permit has been renewed by the issuer thereof.

23.2   Public Offering Information. Lessee specifically agrees that Lessor may include financial information and information concerning the operation of the Facilities that does not violate the confidentiality of the facility-patient relationship and the physician-patient privilege under applicable laws, in offering memoranda or prospectus, or similar publications in connection with syndications or public offerings of Lessor's securities or interests, and any other reporting requirements under applicable Federal and State Laws, including those of any successor to Lessor. Lessee agrees to provide such other reasonable information necessary with respect to Lessee and the Leased Properties to facilitate a public offering or to satisfy SEC or regulatory disclosure requirements. Upon request of Lessor, Lessee shall notify Lessor of any necessary corrections to information Lessor proposes to publish within a reasonable period of time (not to exceed three (3) days) after being informed thereof by Lessor.

ARTICLE XXIV

24.1　Lessor's Right to Inspect.　Lessee shall permit Lessor and its authorized representatives to inspect the Leased Properties during normal business hours upon five (5) days prior notice to Lessee, except in the event of an emergency when no notice is required.

ARTICLE XXV

25.1　No Waiver.　No failure by Lessor to insist upon the strict performance of any term hereof or to exercise any right, power or remedy consequent upon a breach hereof, and no acceptance of full or partial payment of Rent during the continuance of any such breach, shall constitute a waiver of any such breach or of any such term.　No waiver of any breach shall affect or alter this Lease, which shall continue in full force and effect with respect to any other then existing or subsequent breach.

ARTICLE XXVI

26.1　Remedies Cumulative.　To the extent permitted by law, each legal, equitable or contractual right, power and remedy of Lessor now or hereafter provided either in this Lease or by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power and remedy, and the exercise or beginning of the exercise by Lessor of any one or more of such rights, powers and remedies shall not preclude the simultaneous or subsequent exercise by Lessor of any or all of such other rights, powers and remedies.

ARTICLE XXVII

27.1　Acceptance of Surrender.　No surrender to Lessor of this Lease or of the Leased Properties or any part thereof, or of any interest therein, shall be valid or effective unless agreed to and accepted in writing by Lessor, and no act by Lessor or any representative or agent of Lessor, other than such a written acceptance by Lessor, shall constitute an acceptance of any such surrender.

ARTICLE XXIII

28.1　No Merger of Title.　There shall be no merger of this Lease or of the leasehold estate created hereby by reason of the fact that the same person, firm, corporation or other entity may acquire, own or hold, directly or indirectly, (a) this Lease or the leasehold estate created hereby or any interest in this Lease or such leasehold estate, and (b) the fee estate in the Leased Properties.

28.2　No Partnership.　Nothing contained in this Lease will be deemed or construed to create a partnership or joint venture between Lessor and Lessee or to cause either party to be responsible in any way for the debts or obligations of the other or any other party, it being the intention of the parties that the only relationship hereunder is that of Lessor and Lessee.

ARTICLE XXIX

29.1　Conveyance by Lessor.　If Lessor or any successor owner of the Leased Properties conveys the Leased Properties other than as security for a debt, Lessor or such successor owner, as the case may be, shall be released from all future liabilities and obligations of Lessor under this

Lease arising or accruing from and after the date of such conveyance or other transfer, and all such future liabilities and obligations shall be binding upon the new owner.

ARTICLE XXX

30.1 <u>Quiet Enjoyment</u>. So long as Lessee pays all Rent as it becomes due and complies with all of the terms of this Lease and performs its obligations hereunder, Lessee shall peaceably and quietly have, hold and enjoy the Leased Properties for the Term, free of any claim or other action by Lessor or anyone claiming by, through or under Lessor, but subject to all liens and encumbrances of record as of the date hereof or hereafter provided for in this Lease or consented to by Lessee. Except as otherwise provided in this Lease, no failure by Lessor to comply with the foregoing covenant will give Lessee any right to cancel or terminate this Lease or abate, reduce or make a deduction from or offset against the Rent or any other sum payable under this Lease, or to fail to perform any other obligation of Lessee. Lessee shall, however, have the right, by separate and independent action, to pursue any claim it may have against Lessor as a result of a breach by Lessor of the covenant of quiet enjoyment contained in this Section.

ARTICLE XXXI

31.1 <u>Notices</u>. Any notice, request or other communication to be given by any party hereunder shall be in writing and shall be sent by registered or certified mail, postage prepaid, or by hand delivery or facsimile transmission to the following address:

To Lessee:	ADK Georgia, LLC Two Buckhead Plaza 3050 Peachtree Road NW, Suite 570 Atlanta, Georgia 30305 Attention: Chris Brogdon Tel: (770) 650-7086, ext. 12 Fax: (770) 650-8883
With a copy to: (which shall not constitute notice)	Gregory P. Youra, Esq. Holt Ney Zatcoff & Wasserman, LLP 100 Galleria Parkway, Suite 600 Atlanta, Georgia 30339 Tel: (770) 956-9600 Fax: (770) 956-1490
To Lessor:	c/o Omega Healthcare Investors, Inc. 200 International Circle, Suite 3500 Hunt Valley, MD 21030 Attn.: Daniel J. Booth Telephone No.: (410) 427-1700 Facsimile No.: (410) 427-8800

	And with copy to (which shall not constitute notice):	Mark E. Derwent, Esq. Doran Derwent, PLLC 5960 Tahoe Drive, SE, Suite 101 Grand Rapids, MI 49546 Telephone No.: (616) 451-8690 Facsimile No.: (616) 451-8697

or to such other address as either party may hereafter designate. Notice shall be deemed to have been given on the date of delivery if such delivery is made on a Business Day, or if not, on the first Business Day after delivery. If delivery is refused, Notice shall be deemed to have been given on the date delivery was first attempted. Notice sent by facsimile transmission shall be deemed given upon confirmation that such Notice was received at the number specified above or in a Notice to the sender.


ARTICLE XXXII


32.1   Intentionally deleted.


ARTICLE XXXIII


33.1   Intentionally deleted.


ARTICLE XXXIV


34.1   Intentionally omitted.

34.2   Transfer of Operational Control of the Facilities.

34.2.1   Lessee acknowledges and agrees that, subject to applicable law, the certificates of need and licenses necessary to operate the Leased Properties for the Primary Intended Use are appurtenant to the Leased Properties, both during and following the expiration or earlier termination of the Term. If the certificates of need or licenses to operate the Leased Properties for the Primary Intended Use are issued to Lessee or any Affiliate of Lessee, Lessee agrees that it will cooperate with Lessor to turn over, or to cause to turn over, to Lessor or its designee, upon the expiration or earlier termination of the Term, all of Lessee's or its Affiliate's rights in connection with the certificate of need and/or licenses.

34.2.3   Upon the expiration or earlier termination of the Term, Lessee shall cooperate fully in transferring operational control of the Facilities to Lessor or Lessor's nominee and shall use its best efforts to cause the business conducted at the Facility to continue without interruption. Upon the request of Lessor, Lessee shall execute and deliver an Operations Transfer Agreement to Lessor and any new operator identified by Lessor in substantially the same form as the Operations Transfer Agreement attached as **Exhibit E**. The obligation of Lessee regarding the Operations Transfer Agreement shall survive the termination of this Lease. To that end, pending completion of the transfer of the operational control of the Facility to Lessor or its nominee:

(a)   Lessee will provide all necessary information requested by Lessor or its nominee for the preparation and filing of any and all necessary applications or notifications of any federal or state governmental authority having jurisdiction over a change in the operational control of the Facilities, and any other information reasonably required to effect an orderly transfer of the Facilities, and Lessee will use reasonable, good faith efforts to cause all operating health care licenses to be transferred to Lessor or to Lessor's nominee if permitted by law;

(b)   Lessee shall engage only in transactions or other activities with respect to the Facilities that are in the ordinary course of its business and shall perform all maintenance and repairs reasonably necessary to keep the Facilities in satisfactory operating condition and repair, and shall maintain the supplies and foodstuffs at levels that are consistent and in compliance with all applicable health care regulations, and shall not sell or remove any personal property except in the ordinary course of business and in accordance with the terms and conditions of this Lease; and

(c)   Upon the request of Lessor, Lessee shall, and shall cause the applicable Sublessee to, execute and deliver an Operations Transfer Agreement to Lessor and any new operator identified by Lessor which is no less favorable to the former operator as the Operations Transfer Agreement pursuant to which operations were transferred to Lessee and/or the Sublessees on the Commencement Date.

34.3   <u>Intangibles and Personal Property</u>. Notwithstanding any other provision of this Lease, Lessor's Personal Property shall not include goodwill nor shall it include any other intangible personal property that is severable from Lessor's "interests in real property" within the meaning of Section 856(d) of the Code, or any similar or successor provision thereto.

ARTICLE XXXV

35.1   <u>Arbitration</u>. Except with respect to the payment of Rent under this Lease, and any proceedings to recover possession of one or more of the Leased Properties, if any controversy arises between the parties hereto as to any of the provisions of this Lease or the performance thereof, and if the parties are unable to settle the controversy by agreement or as otherwise provided herein, the controversy shall be decided by arbitration. The arbitration shall be conducted by three arbitrators selected in accordance with the rules and procedures of the American Arbitration Association. The decision of the arbitrators shall be final and binding, and judgment may be entered thereon in any court of competent jurisdiction. The decision shall set forth in writing the basis for the decision. In rendering the decision and award, the arbitrators shall not add to, subtract from or otherwise modify the provisions of this Lease. The expense of the arbitration shall be divided between Lessor and Lessee unless otherwise specified in the award. Each party in interest shall pay the fees and expenses of its own counsel. The arbitration shall be conducted in Baltimore, Maryland. In any arbitration, the parties shall be entitled to conduct discovery in the same manner as permitted under Federal Rules of Civil Procedure 26 through 37, as amended. No provision in this Article shall limit the right of any party to this Agreement to obtain provisional or ancillary remedies from a court of competent jurisdiction before, after or during the pendency of any arbitration, and the exercise of such remedies does not constitute a waiver of the right of either party to arbitration.

ARTICLE XXXVI

36.1   Miscellaneous.

36.1.1 Survival, Choice of law. Anything contained in this Lease to the contrary notwithstanding, all claims against, and liabilities of, Lessee or Lessor arising prior to the date of expiration or termination of this Lease shall survive such expiration or termination. If any term or provision of this Lease or any application thereof is held invalid or unenforceable, the remainder of this Lease and any other application of such term or provisions shall not be affected thereby. Neither this Lease nor any provision hereof may be changed, waived, discharged or terminated except by an instrument in writing and in recordable form signed by Lessor, any Facility Mortgagee and Lessee. All the terms and provisions of this Lease shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The headings in this Lease are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. This Lease shall be governed by and construed in accordance with the laws of the state of Maryland, except as to matters which, under applicable procedural conflicts of laws rules require the application of laws of another State.

LESSEE CONSENTS TO IN PERSONAM JURISDICTION BEFORE THE STATE AND FEDERAL COURTS OF THE STATES OF MARYLAND AND GEORGIA, AND AGREES THAT ALL DISPUTES CONCERNING THIS AGREEMENT BE HEARD IN THE STATE AND FEDERAL COURTS LOCATED IN THE STATES OF MARYLAND AND GEORGIA. LESSEE AGREES THAT SERVICE OF PROCESS MAY BE EFFECTED UPON IT UNDER ANY METHOD PERMISSIBLE UNDER THE LAWS OF THE STATES OF MARYLAND AND GEORGIA AND IRREVOCABLY WAIVES ANY OBJECTION TO VENUE IN THE STATE AND FEDERAL COURTS OF THE STATES OF MARYLAND AND GEORGIA.

36.1.2 Limitation on Recovery. Lessee specifically agrees to look solely to Lessor's interest in the Leased Properties for recovery of any judgment from Lessor, it being specifically agreed that no constituent shareholder, officer or director of Lessor shall ever be personally liable for any such judgment or for the payment of any monetary obligation to Lessee. Furthermore, Lessor (original or successor) shall never be liable to Lessee for any indirect or consequential damages suffered by Lessee from whatever cause.

36.1.3 Waivers. Lessee waives any defense by reason of any disability of Lessee, and waives any other defense based on the termination of Lessee's (including Lessee's successor's) liability from any cause. Lessee waives all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, and notices of acceptance, and waives all notices of the existence, creation, or incurring of new or additional obligations.

36.1.4 Lessee to Pay Reasonable Expenses. Lessee shall pay or reimburse Lessor for all reasonable costs and expenses incurred by Lessor in connection with or relating in any way to the administration of this Lease, including without limitation, search costs, audit fees, appraisal fees, attorneys' fees, and other costs paid or incurred by Lessor in the analysis, administration and enforcement of this Lease and the other Transaction Documents, the protection and defense of the rights of Lessor in and to the Leased Properties, the Collateral and the other Transaction Documents, or as otherwise referred to in this Lease or in the other Transaction Documents, and all costs and expenses relating to extensions, amendments, waivers, or consents requested by Lessee, pursuant to this Lease or any other Transaction Document or any agreements with other parties or termination of this Lease (collectively, "Reasonable Expenses"). All Reasonable Expenses for which Lessee is liable shall be reasonably documented in a manner that generally describes the services rendered, disbursements advanced, or fees charged or any other amounts for which any party is or may be obligated pursuant to the terms of this Lease or any other Transaction Document, it being understood and agreed that certain documentation may be redacted to exclude confidential or strategic information. All such Reasonable Expenses shall be due on demand; provided, however, that so long as no Event of Default has occurred hereunder, Reasonable Expenses incurred after the date of this Lease which are unrelated to the closing shall be paid on or before the earlier of (i) 30 days following written notice thereof to Lessee or (ii) the date of expiration or earlier termination of this Lease. Any Reasonable Expenses not paid when due shall bear interest at the Overdue Rate.

36.1.5 <u>Counterparts</u>. This Lease may be executed in separate counterparts, each of which shall be considered an original when each party has executed and delivered to the other one or more copies of this Lease.

36.1.6 <u>Options Personal</u>. The renewal options granted to Lessee in this Lease are granted solely to Lessee and are not assignable or transferable except in connection with a Transfer permitted in Article XXII.

36.1.7 <u>Rights Cumulative</u>. Except as provided herein to the contrary, the respective rights and remedies of the parties specified in this Lease shall be cumulative and in addition to any rights and remedies not specified in this Lease.

36.1.8 <u>Entire Agreement</u>. There are no oral or written agreements or representations between the parties hereto affecting this Lease. This Lease supersedes and cancels any and all previous negotiations, arrangements, representations, brochures, agreements and understandings, if any, between Lessor and Lessee.

36.1.9 <u>Amendments in Writing</u>. No provision of this Lease may be amended except by an agreement in writing signed by Lessor, any Facility Mortgagee and Lessee.

36.1.10 <u>Severability</u>. If any provision of this Lease or the application of such provision to any person, entity or circumstance is found invalid or unenforceable by a court of competent jurisdiction, such determination shall not affect the other provisions of this Lease and all other provisions of this Lease shall be deemed valid and enforceable.

36.1.11 <u>Time of the Essence</u>. Except for the delivery of possession of the Facilities to Lessee, time is of the essence with respect to all provisions of this Lease of which time is an element.

<u>ARTICLE XXXVII</u>

37.1 <u>Commissions</u>. Lessor and Lessee represents and warrants to each other that no real estate commission, finder's fee or the like is due and owing to any person in connection with this Lease. Lessor and Lessee agrees to save, indemnify and hold the other respective party harmless from and against any and all claims, liabilities or obligations for brokerage, finder's fees or the like in connection with this Lease or the transactions contemplated hereby, asserted by any person on the basis of any statement or act alleged to have been made or taken by Lessor/Lessee.

ARTICLE XXXVIII

38.1 <u>Memorandum or Short Form of Lease</u>. Lessor and Lessee shall, promptly upon the request of either, enter into a Memorandum or Short Form of this Lease, substantially in the form of attached **Exhibit F,** with such modifications as may be appropriate under the laws and customs of the States and in the customary form suitable for recording under the laws of each of the States. Lessee shall pay all costs and expenses of recording such memorandum or short form of this Lease.

ARTICLE XXXIX

39.1 <u>Security Deposit</u>. As of the date of this Lease, Lessee has delivered Three Hundred Seventy Five Thousand Dollars ($375,000) ("<u>Security Deposit</u>"), which Lessor shall hold as security for the full and faithful performance by Lessee of each and every term, provision, covenant and condition of this Lease in accordance with, and subject to, the terms and conditions of this Lease. The initial Security Deposit shall be in the form of cash; provided, however, that Lessee shall have the option at any time during the Term to substitute for such cash Security Deposit an irrevocable and unconditional Letter of Credit (together with all replacements thereof, the "<u>Letter of Credit</u>"). The initial Letter of Credit shall be in the form required by the Letter of Credit Agreement and shall remain, as extended and replaced, continually in existence during the entire Term (or such portion thereof as Tenant desires to have the Security Deposit in the form of a Letter of Credit; Tenant may replace not less than thirty (30) days prior to the end of any Letter of Credit period the same with cash, in its sole discretion).   If at any time the Security Deposit is in the form of cash, it may be deposited by Lessor into an interest-bearing account. The Security Deposit shall not be considered an advance payment of Rent (or of any other sum payable to Lessee under this Lease) or a measure of Lessor's damages in case of a default by Lessee. The Security Deposit shall not be considered a trust fund, and Lessee expressly acknowledges and agrees that Lessor is not acting as a trustee or in any fiduciary capacity in controlling or using the Security Deposit. Lessor shall have no obligation to maintain the Security Deposit separate and apart from Lessor's general and/or other funds. The Security Deposit, less any portion thereof applied as provided in Section 39.2, shall be returned to Lessee within sixty (60) days following the expiration of the Term.

39.2 <u>Application of Security Deposit</u>. If Lessee defaults in respect of any of the terms, provisions, covenants and conditions of this Lease or of any agreement or instrument with which this Lease is cross-defaulted), including, but not limited to, payment of any Rent and other sums of money payable by Lessee, Lessor may, but shall not be required to, in addition to and not in lieu of any other rights and remedies available to Lessor, apply all or any part of the Security Deposit (or draw the Letter of Credit, in whole or in part) to the payment of any sum in default, or any other sum that Lessor may expend or be required to expend by reason of Lessee's default, including but not limited to, any damages or deficiency in reletting the Leased Properties,. Whenever, and as often as, Lessor has applied any portion of the Security Deposit to cure Lessee's default hereunder or under any agreement with which this Lease is cross-defaulted, Lessee shall, within ten (10) days after Notice from Lessor, deposit additional money or deliver a new Letter of Credit with Lessor sufficient to restore the Security Deposit to the full amount then required to be deposited with Lessor pursuant to Section 39.1 above, and Lessee's failure to do so shall constitute an Event of Default without any further Notice.

39.3   <u>Transfer of Security Deposit</u>. If Lessor transfers its interest under this Lease, Lessor shall assign the Security Deposit to the new lessor and thereafter Lessor shall have no further liability for the return of the Security Deposit, and Lessee agrees to look solely to the new lessor for the return of the Security Deposit. The provisions of the preceding sentence shall apply to every transfer or assignment of Lessor's interest under this Lease. Lessee agrees that it will not assign or encumber or attempt to assign or encumber the Security Deposit and that Lessor, its successors and assigns may return the Security Deposit to the last Lessee in possession at the last address for which Notice has given by such Lessee and that Lessor thereafter shall be relieved of any liability therefor, regardless of one or more assignments of this Lease or any such actual or attempted assignment or encumbrances of the Security Deposit.

SIGNATURE PAGES FOLLOW



Signature Page to
THIRD AMENDED AND RESTATED MULTIPLE FACILITIES LEASE
(Parkview Manor Nursing Home (Atlanta, Georgia))
(Bonterra Nursing Center (East Point, Georgia))

LESSOR:

GEORGIA LESSOR – BONTERRA/PARKVIEW, INC.

By: ______________________
Name: Daniel J. Booth
Title: Chief Operating Officer

THE STATE OF MARYLAND)
)
COUNTY OF Baltimore)

This instrument was acknowledged before me on the 29th day of September 2010, by Daniel J. Booth, the Chief Operating Officer of Georgia Lessor – Bonterra/Parkview, Inc., a Maryland corporation, on behalf of said corporation.

Notary Public

JENNIE M. BATHRAS
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/23/11
ANNE ARUNDEL COUNTY, MD





Signature Page to
THIRD AMENDED AND RESTATED MULTIPLE FACILITIES LEASE
(Parkview Manor Nursing Home (Atlanta, Georgia))
(Bonterra Nursing Center (East Point, Georgia))

LESSEE:

ADK BONTERRA/PARKVIEW, LLC

By: ______________________
Name: Chris Brogdon
Title: Manager

THE STATE OF GEORGIA)
)
COUNTY OF Cobb)

This instrument was acknowledged before me on the 28 day of October, 2010, by Chris Brogdon, the Manager, of ADK Bonterra/Parkview, LLC, a Georgia limited liability company, on behalf of said company.

Notary Public ______________________

DAMARIS MARRIAGA
NOTARY
EXPIRES
GEORGIA
MARCH 6, 2011
PUBLIC
FAYETTE COUNTY

LIST OF EXHIBITS TO LEASE

Exhibits A –	Description of Land
Exhibit B -	Form of Lessee's Certificate
Exhibit C –	Permitted Encumbrances
Exhibit D -	Threshhold Requirements
Exhibit E -	Operations Transfer Agreement
Exhibit F -	Form of Memorandum and Short Form of Lease


EXHIBIT A

DESCRIPTION OF LAND


Bonterra Nursing Center

All that tract or parcel of land lying and being in Land Lot 125 of the 14th District of Fulton County, Georgia and being more fully described as follows:

To reach the point of beginning, start at the intersection of the South right-of-way of Cleveland Avenue and the East right-of-way of Felton Drive (40' R/W); thence running Southerly along the said East right-of-way of Felton Drive a distance of 575.0 feet to an iron pin and the point of beginning. Thence leaving the said East right-of-way of Felton Drive and from the point of beginning running South 89° 58' 30" East a distance of 114.50 feet to an iron pin; thence running South 00° 59' 34" West a distance of 334.40 feet to an iron pin; thence running North 89° 19' 21" West a distance of 435.00 feet to an iron pin; thence running North 28° 07' 10" East a distance of 165.60 feet to an iron pin; thence running North 32° 59' 10" East a distance of 20.00 feet to an iron pin; thence running Northwesterly and following the arc of a curve to the right an arc distance of 129.60 feet (said arc having a chord bearing of North 29° 55' 18" West and a chord distance of 124.12 feet) to an iron pin located on the Southerly right-of-way of the said Felton Drive; thence running Southeasterly along the said Southerly right-of-way of Felton Drive and following the arc of a curve to the left an arc distance of 66.04 feet (said arc having a chord bearing of South 62° 31' 45" East and a chord distance of 63.62 feet) to a point; thence running South 89° 33' 27" East along the said Southerly right-of-way of Felton Drive a distance of 158.24 feet to a point; thence running Northeasterly along the said Southerly right-of-way of Felton Drive and following the arc of a curve to the left an arc distance of 85.56 feet (said arc having a chord bearing of North 61° 20' 37" East and a chord distance of 81.93 feet) to an iron pin; thence running North 89° 26' 10" East along the said Southerly right-of-way of Felton Drive a distance of 12.60 feet to an iron pin located on the East right-of-way of the said Felton Drive; thence running North 00° 04' 20" East along the said East right-of-way of Felton Drive a distance of 50.00 feet to an iron pin and the point of beginning.

Parkview Manor Nursing Home

All that tract or parcel of land lying and being in Land Lot 46 of the 14th District of Fulton County, Georgia and being more fully described as follows:

Beginning at an "x" mark on a concrete walk located at the intersection of the North right-of-way of Auburn Avenue (60' R/W) and the West right-of-way of Boulevard (60' R/W), said "x" being the point of beginning. Thence from the point of beginning running North 00° 09' 00" East along the said West right-of-way of Boulevard a distance of 155.60 feet to an iron pin located on the South property line of property now or formerly owned by the City of Atlanta; thence leaving the said West right-of-way of Boulevard and running North 89° 34' 00" West along the said South property line of the said City of Atlanta property a distance of 200.00 feet to a point located on the East property line of property now or formerly owned by the City of Atlanta; thence running South 00° 09' 00" West along the said East property line of the said City of Atlanta property a distance of 157.11 feet to a nail located on the North right-of-way of Auburn Avenue; thence running North 90° 00' 00" East along the said North right-of-way of Auburn Avenue a distance of 200.00 feet to a "x" and the point of beginning.



EXHIBIT B

FORM OF LESSEE'S CERTIFICATE

The undersigned, _____, a _____ ("Lessee"), under that certain Multiple Facility Lease (the "Lease") dated as of February ___, 2003 and made with Georgia Lessor – Bonterra/Parkview, Inc., a Maryland corporation ("Lessor"), hereby certifies:

1. That it is Lessee under the Lease; that attached hereto as Exhibit "A" is a true and correct copy of the Lease; that the Lease is now in full force and effect and has not been amended, modified or assigned except as disclosed or included in Exhibit "A"; and that the Lease constitutes the entire agreement between Lessor and Lessee.

2. That there exist no defenses or offsets to enforcement of the Lease; that there are, as of the date hereof, no breaches or uncured defaults on the part of Lessee or Lessor thereunder; and that Lessee has no notice or knowledge of any prior assignment, hypothecation, subletting or other transfer of Lessor's interest in the Lease, except _____.

3. That the Base Rent for the first Lease Year under this Lease is $_____. All Rent which is due has been paid, and there are no unpaid Additional Charges owing by Lessee under the Lease as of the date hereof. No Base Rent or other items have been paid by Lessee in advance under the Lease except for the monthly installment of Base Rent that became due on _____.

4. That Lessee has no claim against Lessor for any security deposit, impound account or prepaid Rent.

5. That there are no actions, whether voluntary or otherwise, pending against the undersigned under the bankruptcy laws of the United States or any state thereof, nor has Lessee begun any action, or given or received any notice for the purpose of termination of the Lease.

6. That there are, as of the date hereof, no breaches or uncured defaults on the part of Lessee under any other Transaction Document (as defined in the Lease).

7. This Certificate has been requested by Lessor pursuant to Section 19.3 of this Lease and for the benefit of _____ ("Relying Party"). The Relying Party is entitled to rely on the statements of Lessee contained in this certificate.

8. All capitalized terms used herein and not defined herein shall have the meanings for such terms set forth in the Lease.

Dated: _____, 200__   LESSEE:

        By:

EXHIBIT C

PERMITTED ENCUMBRANCES

1. Easement as reserved in that certain instrument from City of Atlanta to White Motor Corporation, dated June 10, 1965, filed of record June 20, 1969, recorded in Deed Book 5082, Page 10, Fulton County, Georgia records.

2. Easement from Donsun Nursing Facilities Inc. to Georgia Power Company, dated December 14, 1978, filed of record January 31, 1979, recorded in Deed Book 7163, Page 259, aforesaid records.

3. Sewer Easement between D.S. Hudgens, Jr. to City of East Point, dated June 30, 1966, filed of record August 15, 1966, recorded in Deed Book 4628, Page 287, Fulton County, Georgia records.

Exhibit C – Page 1

EXHIBIT D

THRESHOLD REQUIREMENTS

All of the following threshold requirements shall apply to any proposed New Parent and the parties hereby acknowledge that it is reasonable to apply each of these requirements to determine the initial acceptability of a prospective New Parent having regard to the circumstances of the situation:

1.   The Net Worth of the proposed New Parent is at least $25,000,000.

2.   New Parent is solvent, and is able to make payment of its obligations when due in the ordinary course of business.

3.   The use of the affected Leased Property is not proposed to be changed from the Primary Intended Use.

4.   The use of the affected Leased Property will not violate any other agreement affecting the Leased Property.

5.   New Parent has not, and is not affiliated with any entity which, (1) failed to perform in full its obligations under a lease, loan agreement or other credit extension with Lessor or any of its Affiliates, or (2) had within two years of the transaction a license, permit or certificate of need rescinded or revoked and not reinstated with respect to one or more healthcare facilities.

<u>**EXHIBIT E**</u>

<u>**OPERATIONS TRANSFER AGREEMENT**</u>

THIS OPERATIONS TRANSFER AGREEMENT (this "Agreement"), dated as of the __ day of ___, 20__ (the "Effective Date"), is made by and among _____ ("Assignee"), _____ (_____, _____ and _____ are sometimes referred to herein collectively as "Assignor").

W I T N E S S E T H:

WHEREAS, _____, as tenant, has entered into that certain Second Amended and Restated Multiple Facilities Lease dated as of April 30, 2010 with Georgia Lessor-Bonterra/Parkview, Inc. ("Omega"), as landlord, (as the same may be amended or modified, the "Lease") for the skilled nursing facilities identified on <u>Exhibit "A"</u> attached hereto and known as Bonterra Nursing Center ("Bonterra") and Parkview Manor Nursing and Rehabilitation Center ("Parkview"), respectively (Bonterra and Parkview are herein collectively, the "Facilities");

WHEREAS, _____ has subleased Parkview to _____ and Bonterra to _____ pursuant to those certain Sublease Agreements set forth on <u>Exhibit "B"</u> attached hereto (collectively, the "Subleases");

WHEREAS, _____ operates Parkview as a skilled nursing facility and _____ operates Bonterra as a skilled nursing facility;

WHEREAS, Assignee is in the business of operating skilled nursing facilities; and

WHEREAS, Assignor desires to transfer the operation of the Facilities to Assignee and Assignee desires to assume the operation of the Facilities on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. <u>**Intentionally omitted.**</u>

SECTION 2. <u>**No Assumption of Liabilities; Indemnification.**</u> Assignee shall not assume any of Assignor's liabilities under the Lease existing as of the Closing Date, including, without limitation, unpaid rent or taxes. Assignor shall indemnify and hold Assignee harmless from and against and loss, claim, damage or expense, including reasonable attorneys' fees, which Assignee may suffer, incur or expend arising out of the failure on the part of Assignor to perform fully its obligations under the Lease prior to the Closing Date. Assignee shall indemnify and hold Assignor harmless from and against and loss, claim, damage or expense, including reasonable attorneys' fees, which Assignor may suffer, incur or expend arising out of the failure on the part of Assignee to perform fully its obligations under the Lease from and after the Closing Date. The provisions of this Section 2 shall survive Closing.

SECTION 3.   **Intentionally omitted.**

SECTION 4.   **Intentionally omitted.**

SECTION 5.   **Transfer of Operations.**

(A)   Cooperation. The parties hereto agree to cooperate with each other and take all commercially reasonable actions to effect an orderly transfer of the operation of each of the Facilities. Assignor shall, at Assignee's sole expense, cooperate with Assignee to furnish all necessary documentation and to execute all documents and consents reasonably necessary for Assignee to obtain any required licenses, agreements, certificates and consents, necessary to operate the Facilities not already in possession of Assignee, from third parties and government program agencies.

(B)   Resident Funds; Advance Payments.

        (i)   On the Closing Date, Assignor shall provide Assignee with an accounting of all funds belonging to Residents (as hereinafter defined) of the Facilities that are held by Assignor in a custodial capacity and an accounting of all advance payments received by Assignor pertaining to Residents at the Facilities (the "Trust Accounting"). Such Trust Accounting shall set forth the names of the Residents for whom such funds are held and the amounts held on behalf of each Resident, correct and complete as of the Closing Date. "Residents" shall mean all residents and patients of the Facilities pursuant to agreements and arrangements with Assignor entered into in the ordinary course of Assignor's business. Any lease, contract, occupancy or similar agreement between Assignor and any Resident pursuant to which Resident occupies a room or unit in a Facility is herein individually a "Resident Agreement" and collectively, the "Resident Agreements".

        (ii)   On the Closing Date, Assignor shall transfer such funds to a bank account designated by Assignee and Assignee shall expressly assume all of Assignor's financial and custodial obligations with respect thereto, it being the intent and purpose of this provision that, as of the Closing Date, Assignor shall be relieved of all fiduciary and custodial obligation with respect to such funds and that Assignee shall assume all such obligations and shall be directly accountable to the Residents with respect thereto.

        (iii)   Notwithstanding the foregoing, Assignor agrees to indemnify and hold Assignee harmless from all liabilities, claims, and demands, in the event the amount of such funds, if any, transferred to Assignee's bank account does not represent the full amount due to the Residents set forth in the Trust Accounting.

        (iv)   Assignee shall indemnify and hold Assignor harmless from all liabilities, claims, and demands that may be asserted against Assignor in connection with Assignee's treatment of such accounts following the transfer of such funds.

(C)   Final Cost Reports, Licensure and Provider Numbers.

        (i)   Assignor shall prepare and file with the appropriate Governmental Authorities (as defined below) a final cost report for each Facility within the time frame required by law. Provided, however, that Assignor shall pay to Assignee the sum of Twenty-Five Thousand and 00/100 Dollars ($25,000.00) per month for each Facility for which Assignor has not timely filed a final cost report.

(ii)   Assignee shall use its good faith, best efforts to transfer from Assignor to Assignee, or if not transferable, otherwise obtain or acquire, a nursing facility license and/or any other license or permit (collectively, the "Licenses") for the Facilities required by any governmental agency or authority ("Governmental Authorities") with jurisdiction over the Facilities, so that, on or after the Closing Date, Assignee shall have all legal authority to operate each of the Facilities as a licensed nursing facility as defined by the laws of the State of Georgia. Assignee shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer or issuance of any and all Licenses with respect to the operation of the Facilities, and shall pay all transfer and application fees in connection therewith, as well as applying for and obtaining any and all new Licenses and/or approvals necessary or appropriate in connection with the operation of the Facilities. Assignee shall use good faith, best efforts to pursue its applications in accordance with the rules and procedures set forth under applicable law. It shall be a condition precedent to the transfer of the operations of the Facilities to Assignee that Assignee provide Assignor with a letter from the applicable licensing authority indicating that other than the transfer of the interest in the Lease to Assignee, all other conditions for the issuance of the Licenses have been satisfied ("Evidence of Licensure").

(iii)   Assignee shall assume Assignor's Medicaid provider numbers (the "Medicaid Provider Numbers") applicable to each Facility and shall use best efforts to seek approval for transfer thereof. Assignee shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer of the Medicaid Provider Numbers. Assignor makes no representation or warranty as to whether applicable law permits Assignee to use the Medicaid Provider Numbers of Assignor, and Assignee shall seek such transfer at its own risk.

(iv)   Assignor shall transfer to Assignee its Medicare provider numbers (the "Medicare Provider Numbers") applicable to each Facility and Assignee shall use its best efforts to seek approval for the transfer thereof. Assignee shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer of the Medicare Provider Numbers. Assignor makes no representation or warranty as to whether applicable law permits Assignee to use the Medicare Provider Numbers of Assignor, and Assignee shall seek such transfer at its own risk.

(D)   Employees.

(i)   Assignor shall terminate all of the employees employed by Assignor with respect to the operation and management of the Facilities (the "Employees") effective as of the Closing Date. Assignor shall pay all wages and accrued paid time off due to all of the Employees as of the Closing Date as required by and in accordance with Assignor's standard policies and applicable state and federal law.

(ii)   Assignee shall rehire the greater of ninety-five percent (95%) of the Employees or the minimum number of Employees necessary to avoid creating any obligation under the WARN Act (defined in Section 5(D)(iii) below) on the part of Assignor. Such Employees, whose employment is continued, shall be referred to as the "Retained Employees." Any such continued employment of a Retained Employee by Assignee shall be on terms which require said Retained Employees to perform comparable services in a comparable position at which such Retained Employee was employed at the Facility prior to the Closing Date. Assignor and any of its affiliates shall have the right to employ or offer to employ in other facilities or corporate offices of Assignor or its affiliates any Retained Employee who declines to continue employment with Assignee. The Retained Employees who elect to accept continued employment with Assignee shall hereinafter be referred to as the "Hired Employees."

(iii) Assignee and Assignor acknowledge and agree that the provisions of Section 5(D)(ii), are designed, in part, to ensure that Assignor is not required to give notice to Employees of the Facilities of the "closure" thereof under the Worker Adjustment and Retraining Notification Act (the "WARN Act") or any other comparable state law. Accordingly, Assignee agrees to indemnify, defend and hold harmless Assignor from any liability which it may incur under the WARN Act or any comparable state law in the event of the violation by Assignee of its obligations under Section 5(D)(ii), including a violation which results from allegations that Assignee constructively terminated the Employees of the Facilities as a result of the terms and conditions of employment offered by Assignee; provided, however, that nothing herein shall be construed as imposing any obligation on Assignee to indemnify, defend or hold harmless Assignor from any liability that it may incur under the WARN Act (I) as a result of the acts or omissions of Assignor prior to the Closing Date, including any liability which may result from the aggregations of acts of Assignor prior to the Closing Date and the acts of Assignee after the Closing Date, it being understood and agreed that Assignee shall only be liable for its own acts and omissions after the Closing Date, or (II) as a result of the filing of a frivolous suit or claim by any Employee terminated by the Assignee following the Effective Time for cause, including criminal convictions, and within the guidelines of the WARN Act. Nothing in this Section 5(D)(iii) shall, however, create any rights in favor of any person not a party hereto, including Employees of the Facilities, or constitute an employment agreement or condition of employment for any Employee of Assignor who is a Retained Employee or a Hired Employee.

(iv) Assignee agrees that neither it nor its affiliates will use or access any information contained in any employee records (whether electronic or paper) transferred to Assignee hereunder in a manner prohibited by applicable laws or regulations.

(v) ADK hereby guarantees the obligations of Assignee under this Section 5(D).

(E) Accounts Receivable.

(i) Assignee shall assume responsibility for the billing for and collection of payments on account of services rendered by it at the Facilities on and after the Closing Date. Assignor shall retain all rights in and title to accounts receivable for services rendered at the Facilities prior to the Closing Date (the "Assignor's Accounts Receivable") and shall retain full responsibility for the collection thereof. The Assignor's Accounts Receivable shall include all amounts due Assignor, whether billed or unbilled, prior to the Closing Date, for all services and ancillary services or products provided to any current or former residents by Assignor prior to the Closing Date and any accounts receivable arising from rate adjustments which relate to periods prior to the Closing Date even if such adjustments occur after the Closing Date.

(ii)   All third party payor payments that designate the dates of service on the remittance received by Assignee from and after the Closing Date shall relate to the period prior to the Closing Date or from and after the Closing Date, as the case may be, in connection with the account of the Resident for whom the payment is made in accordance with the dates of service indicated on the remittance, and Assignee shall remit to Assignor within ten (10) business days of its receipt thereof any payment received by Assignee that applies to Assignor's Accounts Receivable, together with a copy of the remittance advice; provided, however, in the event payment is made without remittance advice, such payment will be first applied to the Assignor's Accounts Receivable if received within the first ninety (90) days after the Closing Date. Thereafter, all non-designated payments will be first applied to any account receivable balances of Assignee, with the excess, if any, applied to the extent of any balance due for services rendered by Assignor prior to the Closing Date. All funds remitted to Assignor shall be wired pursuant to wire instructions provided to Assignee in writing on the Closing Date.

(iii)   In addition, Assignee shall remit to Assignor within ten (10) business days of its receipt thereof any repayment or reimbursement received by Assignee arising out of cost reports filed for the cost reporting period ending prior to the Closing Date. Assignor agrees that any payment, whether received by Assignor from private pay patients or as repayment or reimbursement arising out of cost reports, that pertain to the period commencing on and after the Closing Date shall be remitted by Assignor to Assignee within ten (10) business days of receipt thereof to be applied and/or disbursed by Assignee in accordance with the terms of this Section. All funds remitted to Assignee shall be wired pursuant to wire instructions provided to Assignor in writing on the Closing Date.

(iv)   To the extent either party receives any proceeds from the accounts receivable of the other party, the parties acknowledge that the party receiving the payment belonging to the other party shall hold the payment in trust in a separate, segregated account. Neither party shall have any right to offset with respect to such accounts receivable, and the party erroneously receiving the payment shall have no right, title or interest whatsoever in the payment and shall remit the same to the other within ten (10) business days of receipt. For a period of six (6) months following the Closing Date, Assignor and Assignee shall provide each other with an accounting by the twentieth (20th) day of each month setting forth all amounts received by them during the preceding month with respect to the accounts receivable. Nothing herein shall be deemed to limit in any way either party's rights and remedies to recover accounts receivable due and owing to it under the terms of this Agreement. ADK hereby guarantees the obligations of Assignee to remit all proceeds of from the accounts receivable belonging to Assignor.

(F)   <u>Payment of Operating Costs and Prorations</u>. Except as otherwise expressly provided herein, Assignor shall be responsible for claims or charges which are owed to third parties arising from their ordinary use, operation or control of the Facilities, including payroll, insurance premiums, utilities, amounts due under executory obligations, taxes, and similar obligations for all periods prior to the Closing Date. Assignee, to the extent it utilizes the services provided by those third parties, shall be responsible for, and shall pay on a timely basis, any claims or charges which are due to third parties arising from the use, operation or control of the Facilities from and after the Closing Date. Revenues and expenses pertaining to utility charges for the billing period in which this Agreement is executed, prepaid expenses and like items of revenue or expense attributable to the Facilities shall be prorated between Assignor and Assignee as of the Closing Date. All such prorations shall be made on the basis of actual days elapsed in the relevant accounting or revenue period and shall be based on the most recent information available to Assignor. Utility charges that are not metered and read on the Closing Date shall be estimated based on prior charges, and shall be re-prorated upon receipt of statements therefor. In general, such prorations shall be made so as to reimburse Assignor for actual prepaid expense items, and to charge Assignor for prepaid revenue items, to the extent that the same are attributable to periods from and after the Closing Date.

(G) Treatment of Prorations. The accounts of Assignor and Assignee created pursuant to the prorations provided for in the preceding Section 5(F) shall be netted against each other. If:

(i) the result is a net positive balance for Assignee, such amount shall be a credit against the Cash Consideration; and

(ii) if the result is a net positive balance for Assignor, Assignee shall pay to Assignor the amount of such balance in immediately available funds on the Closing Date.

(H) Future Settlement. All amounts owing from one party hereto to the other party hereto, pursuant to this Agreement, that require adjustment after the Closing Date, including without limitation, re-prorations according to Section 5(F) hereof, shall be settled three (3) months after the Closing Date. If, thereafter, a party hereto determines that any further adjustment is to be made pursuant to this Agreement, such party shall submit a statement to the owing party setting forth any and all such items and the calculation of the amounts due hereunder. Such statement shall be submitted with appropriate backup materials. If amounts are due from Assignee to Assignor pursuant to this Agreement, Assignee shall have thirty (30) days from the date of receipt of such statement to tender payment to Assignor or to question or dispute in writing any item thereon. If amounts are determined to be due from Assignor to Assignee pursuant to this Agreement, Assignor shall have thirty (30) days from the date of receipt of such statement to tender payment to Assignee or to question or dispute in writing any item thereon.

(I) Medicare/Medicaid. Assignor and Assignee understand that reimbursements from Medicare and/or Medicaid for items/services provided/rendered after the Closing Date may continue to be issued to Assignor for a period of time. Assignor agrees that, within three (3) business days after the Closing Date, Assignor shall submit a written request that any and all direct deposits from Medicare and/or Medicaid cease and that checks be issued instead. Thereafter, Assignor shall endorse and deliver all such checks that solely include payment for periods following the Closing Date to Assignee immediately upon receipt until such time as reimbursements are remitted directly to Assignee by Medicare and Medicaid. Assignee, in its reasonable discretion, may approve an alternative method of receiving such funds.

(J) Transfer of Records; Access To Policy and Procedures Manuals. On the Closing Date, Assignor shall transfer to Assignee in reasonable condition and using commercially reasonable efforts, all employment files, medical records with respect to Residents of the

Facilities remaining at the Facilities on the Closing Date, cost reports, surveys with plans of correction, copies of historical financial records, electronic files, and any other operational data solely related to the operation of and located at the Facilities as authorized, and to the extent permissible, by applicable law (the "Transferred Records"), provided, however, that Assignor (i) shall be entitled to keep such copies of all the foregoing as it deems necessary, (ii) Assignee shall have no claim or right of indemnity against Assignor arising from the condition or quality of the records so transferred, including claims based on their completeness or accuracy; and (iii) on the Closing Date, Assignor shall be under no duty to update or service the hardware, software or data base contained in the computers remaining on the premises as provided for in Section 5(K) hereof, or otherwise. Notwithstanding anything to the contrary, the Transferred Records shall not include any business or other records not solely related to the operation of and located at the Facilities and shall not include any medical or other records of residents of the Facilities not remaining at the Facility on and after the Closing Date. Unless Assignor agrees in writing, the Assignee shall not use or rely on Assignor's policy and procedures manuals located at the Facilities for any purpose whatsoever following the Closing Date.

(K)   Intentionally Deleted.

(L)   Deposits. All deposits, if any, held by a utility or other party to an executory contract or lease shall remain the property of Assignor, and Assignee shall be required to post its own replacement security deposits, if any.

(M)   Compliance with Laws. The parties shall comply in all material respects with all applicable laws, and with all applicable rules and regulations of all Governmental Authorities, in conjunction with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

(N)   Residents; Resident Agreement; Resident Records. From and after the Closing Date, Assignee shall be solely responsible for caring for the Residents of the Facilities in accordance with their contractual agreements and rights and in accordance with law and Assignor and, in connection therewith, at Closing, the Assignor shall assign to Assignee all of Assignor's right, title and interest in and to the Resident Agreements pursuant to an Assignment and Assumption of Resident Agreements in the form attached hereto as Exhibit "H" (the "Assignment of Resident Agreements"). Assignee shall preserve the existence and maintain the confidentiality of the Resident records transferred to Assignee pursuant to this Agreement in accordance with federal and state law. Any Resident or other business records being acquired by Assignee under the terms of this Agreement shall be delivered by leaving all such records at the Facilities where they are located.

(O)   Accounts Payable. Assignee shall not assume Assignor's accounts payable. Assignee shall establish its own accounts and agrees to pay for supplies and other goods or equipment ordered and received at the respective Facilities on and subsequent to the Closing Date in order to maintain services to the Residents.

(P)   Access to Resident and Other Records. Subsequent to the Closing Date, Assignee shall allow Assignor and its affiliates, agents and representatives, at Assignor's sole cost and expense, to have reasonable access to (upon reasonable prior notice), and to make copies of, the

Transferred Records, to the extent reasonably necessary to enable Assignor to investigate and defend malpractice, employee or other claims, to file or defend cost reports and tax returns, to verify accounts receivable collections due Assignor, to wind up the business and business affairs of Assignor, and to perform similar matters. Assignee will maintain the Transferred Records, to the extent required by law, but in no event less than seven (7) years with respect to Resident records, and no less than six (6) years with respect to other records. Without limiting the generality of the foregoing sentence, Assignee shall use best efforts to obtain from any purchaser, lessee or subsequent transferee of any Facility a contractual obligation to comply with the obligations set forth in this Section 5(P), which contract shall name Assignor as third party beneficiaries.

(Q)   Regulatory Inspections; Surveys. Assignee shall be responsible for and shall bear all costs and expense incurred in connection with any requirements of regulatory inspections or surveys conducted after the Closing Date and implementing any plans of correction relating to such surveys or inspections.

(R)   Inventories, Supplies and Other Personal Property. On the Closing Date, Assignor shall transfer and convey to Assignee by quit claim bill of sale (the "Bill of Sale") all of Assignors right, title and interest in all inventory, supplies and personal property owned by Assignor and located at the Facilities except those items set forth in Exhibit "I" attached hereto, all of which shall be conveyed in "as is" condition.

(S)   Assignor Contracts. Assignor will terminate or cancel all Assignor Contracts (as hereinafter defined) effective as of the Closing Date. Assignee shall be solely responsible for arranging any and all operating agreements or executory contracts necessary for operating the Facilities from and after the Closing Date. Assignee, to the extent it utilizes the services provided by those third parties, shall be responsible for, and shall pay on a timely basis, any claims or charges which are due to third parties arising from the use, operation or control of the Facilities from and after the Closing Date.

(T)   Remittances, Mail and Other Communications. All remittances, mail and other communications relating to assets or liabilities being retained by Assignor or its affiliates received by Assignee or ADK at any time after the Closing Date shall be immediately turned over to the addressee thereof. All remittances, mail and other communications relating to the operations of the Facilities following the Closing Date with regard to any matter following the Closing Date received by Assignor or its affiliates at any time after the Closing Date shall be immediately turned over to Assignee.

(U)   Intellectual Property and Signage. As soon as practicable following the Closing Date, but in any case no later than thirty (30) days following the Closing Date, Assignee shall remove all signs, posters, notices, forms or other documents (whether on the exterior or interior of the Facilities) containing any items of intellectual property of Assignor and its affiliates.

SECTION 6.   Assignor's Covenants, Representations and Warranties.

(A)   As a material inducement to Assignee and ADK to enter into this Agreement and to pay the Closing Date Consideration, Assignor hereby covenants, warrants and represents to Assignee and ADK as follows:

(i)   Each Assignor is a Georgia limited liability company and has the full power and authority to carry on its business as now being conducted and to enter into and perform all of its obligations under this Agreement. This Agreement is, and all documents to be executed by Assignor pursuant hereto will be, the valid and binding obligations of Assignor enforceable in accordance with their respective terms.

(ii)   Except for civil action 09C-14836-2 between TP and Life Systems (the "Life Systems Litigation"), Assignor is not a party to any litigation or administrative proceedings nor has Assignor received written or, to its knowledge, verbal notice containing a threat of any litigation or administrative proceedings, which could materially adversely affect the Lease, the Facilities or Assignor's right to enter into this Agreement or to consummate the transactions contemplated by this Agreement. Except in connection with the Life Systems Litigation, Assignor is not subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, agency, board, bureau or instrumentality issued or entered in a proceeding to which Assignor is or was a party, including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of any of the Facilities.

(iii)   From the date hereof to the Closing Date, other than in the ordinary course of Assignor's business, no lease, tenancy, or other arrangement applicable to the Facilities and not terminable without penalty by Assignor on or before the Closing Date, will be entered into by Assignor without the prior written approval of Assignee.

(iv)   The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein will not result in any breach, violation, default or cancellation of any contract, agreement, mortgage, deed to secure debt, or lease to which Assignor is a party and that could reasonably be expected to have a material adverse effect on the Facilities.

(v)   To Assignor's knowledge, neither Assignor nor any of the Facilities is in violation of any federal, state, local or municipal law, rule, regulation or ordinance, including any life safety code waivers.

(vi)   The Facilities shall, on the Closing Date, be in the same condition as it was on the date of Assignee's execution of this Agreement, normal wear excepted.

(vii)   There are no collective bargaining agreements with respect to any of the employees at Bonterra.

(viii)   As of the date of such document, all documents to be delivered by Assignor to Assignee are and will be true, correct and complete in all material respects and contain no material omissions that make such documents false or misleading.

(ix)   Neither the execution and delivery of this Agreement nor the consummation of the transactions provided for in this Agreement violate any agreement to which Assignor is a party or by which Assignor is bound, or any law, order, or decree, or any provision of any Assignor's governing documents.

(x)   There are no events of default existing under the Lease nor any events with the giving of notice of the passage of time that would constitute an event of default under the Lease.

(xi)   All property tax escrows required under the Lease are fully funded in accordance with the terms of the Lease.

(xii)   TMII holds all licenses necessary for the lawful operation of the Facilities.

(xiii)   Assignor has delivered and shall deliver to Assignee copies of balance sheets and statements of operation for the Facilities for the two (2) most recent fiscal years of Assignor, and shall, at Assignee's request, provide to Assignee a balance sheet and statement of operation for the most recently available month ending prior to the Closing Date. To the best of Assignor's knowledge, all financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial condition and results of operations of the Facilities at the dates and for the periods presented, subject, in the case of statements other than for fiscal years, to normal year-end adjustments.

(xiv)   Since the date of the most recent balance sheet delivered to Assignee in accordance with Section 6(A)(xiii) above, there has not been (a) any material adverse change in the financial condition or in the operations, business, or properties of the Facilities; (b) any damage, destruction, or loss, whether covered by insurance or not, materially and adversely affecting the operations, business, or properties of the Facilities; or (c) any material complaints or other concerns which have been brought to the attention of Assignor and which relate to the Facilities.

(xv)   Attached hereto as Exhibit "G" is a full and complete list of all agreements, contracts and similar documents between any Assignor and third parties with respect to the maintenance and operation of the Facilities (the "Assignor Contracts").

(xvi)   Within ten (10) business days of the Effective Date, Assignor will provide to Assignee a complete and accurate list of all Employees (whether part-time or full-time) employed by Assignor at the Facilities. No Employees are under contract.

(xvii)   To Assignor's knowledge, there is no litigation or governmental proceeding pending or threatened in eminent domain or for rezoning that relates to or affects the Facilities.

(xviii)   Assignor has duly made all deposits required by law to be made with respect to withholding taxes for its Employees at the Facilities. Assignor has duly filed all income, foreign, franchise, excise, employment, and payroll related, real and personal property, sales and gross receipts tax returns, and all other tax returns which were required to be filed by it under the Lease or with respect to the operation of the Facilities which, if not filed, could reasonably be expected to have a material adverse effect on the Facilities. No agreement for the extension of time for the assessment of any deficiencies or adjustment with respect to any tax return filed by Assignor with respect to its operations at the Facilities has been assessed, and Assignor has received no written notice of any unassessed tax deficiency proposed or threatened against Assignor with respect to its operations at the Facilities.

(xix) No consent or approval of any governmental authority is required in connection with the execution, delivery, and performance of this Agreement by Assignor. Further, except for the consent of Omega, no consent or approval of any third party is required for the execution, delivery, and performance of this Agreement by Assignor.

(xx) To Assignor's knowledge, Assignor has complied with and is not in default under, or in material violation of, any laws, ordinances, rules, regulations, or orders (including without limitation any safety, health or trade laws, ordinances, rules, regulations, or orders) applicable to the operation of the Facilities.

(xxi) There are no Resident Agreements or other documents or agreements (written or otherwise) relating to resident care which deviate in any material adverse respect from the standard forms customarily used at the Facilities or which impose any obligation to provide care at rates lower than the standard rates charged at the Facilities.

(xxii) Assignor has supplied to Assignee, or will supply to Assignee, copies of the forms of resident agreements and related forms in use at the Facilities.

(xxiii) All records for Residents at the Facilities, including trust fund account records, if any, and Resident Agreements are true, correct, and complete in all material respects.

(xxiv) Assignor has not unlawfully used, generated, transported, treated, constructed, deposited, stored, disposed, placed or located at, on, under or from the Facilities any flammable explosives, radioactive materials, hazardous or toxic substances, materials or wastes, pollutants or contaminants defined, listed or regulated by any local, state or federal environmental laws that could reasonably be expected to have an material adverse effect on the Facilities.

(xxv) Assignor has made available for review by Assignee all survey reports, statements of deficiency, plans of correction, waivers, or other investigatory reports or communications regarding corrective or remedial action by licensing agencies or other governmental agencies in Assignor's possession and issued or received during the past twenty-four (24) months, and will provide copies of any additional such notices or documents through the Closing Date promptly upon receipt.

(xxvi) To Assignor's knowledge, there are no Hazardous Substances on, at, beneath, or in the Facilities. "Hazardous Substance" means any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, infectiousness, or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes, or combinations of them which are now or become listed, defined or regulated in any manner by any Environmental Law. "Environmental Law" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, including the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. Sections 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Sections 466 et seq.), the Safe Drinking Water Act Sections 1401 (14 U.S.C. Section 1450), the Hazardous Materials Transportation Act (79 S.S.C. Sections 1801 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601-2629) and any other federal, state, or local law, regulation, or ordinance.

(B)   All of the foregoing representations and warranties shall be applicable, true, correct and complete in all material respects, both as of the date hereof and as of the Closing Date, and Assignor shall certify in writing at Closing that each and all of said representations and warranties are true, correct and complete as of and with respect to that date in all material respects.

(C)   Except as expressly set forth herein, neither Assignor, nor any officer, director, employee, member, partner, agent or representative thereof nor any other party acting for or on its or their behalf, has made or is making or shall make any representation or warranty or any kind or nature, whether direct or implied, with respect to the Facilities or any other matter, and Assignee hereby expressly agrees and acknowledges that it is assuming the Lease AS IS WHERE IS AND WITH ALL FAULTS. Assignee acknowledges that it is an experienced purchaser and operator of properties and assets similar to the Facilities and, except for the representations and warranties set forth in this Agreement, it has not relied upon any representation or warranty or information provided by Assignor or any other party and all representations and warranties of Assignor set forth in this Section 6 shall not survive the Closing hereunder.

SECTION 7.   Assignee's and ADK's Covenants, Representations and Warranties.

(A)   As a material inducement to Assignor to enter into this Agreement and to assign the Lease to Assignee as set forth herein, Assignee and ADK hereby covenants, warrants and represents to Assignor as follows:

(i)   Assignee is a Georgia limited liability company and has full power and authority to carry on its business as now being conducted and to enter into and perform all its obligations under the Agreement. This Agreement and all documents to be executed by Assignee pursuant hereto will be the valid and binding obligations of Assignee enforceable in accordance with their respective terms. All action required by law and by any agreement, arrangement or document to authorize the execution and delivery of this Agreement by Assignee and the consummation of the transactions contemplated hereby has been or will be taken and the execution and delivery of this Agreement or the consummation of any of the transactions contemplated herein shall not violate or conflict with any provisions of any lease, mortgage, note or any other agreement or arrangement to or of which Assignee is subject.

(ii)   ADK is an Ohio corporation and has full power and authority to carry on its business as now being conducted and to enter into and perform all its obligations under the

Agreement. This Agreement and all documents to be executed by ADK pursuant hereto will be the valid and binding obligations of ADK enforceable in accordance with their respective terms. All action required by law and by any agreement, arrangement or document to authorize the execution and delivery of this Agreement by ADK and the consummation of the transactions contemplated hereby has been or will be taken and the execution and delivery of this Agreement or the consummation of any of the transactions contemplated herein shall not violate or conflict with any provisions of any lease, mortgage, note or any other agreement or arrangement to or of which ADK is subject.

(iii) Neither Assignee nor ADK is a party to any litigation nor is Assignee or ADK aware of a threat of any litigation that would affect Assignee's or ADK's right to enter into this Agreement or to consummate the transaction contemplated by this Agreement.

(iv) Assignee shall promptly apply and use diligent efforts to obtain approval from all entities which regulate the operation of skilled nursing facilities in the State of Georgia and all licenses required with respect to the operation of the Facilities.

(B) All of the foregoing representations and warranties shall be applicable, true, correct and complete, both as of the date hereof and as of the Closing Date, and Assignee and ADK shall certify in writing at Closing that each and all of said representations and warranties are true, correct and complete as of and with respect to that date.

(C) If Assignee elects to conduct or make any physical inspections or evaluations ("Inspections") of the Facilities, all such Inspections shall be conducted during normal business hours and Assignee shall give Assignor at least twenty-four (24) hours notice of such Inspections. Assignee agrees to restore the Facilities substantially to their physical condition prior to Assignee's entrance thereupon with respect to the Inspections and, except for loss, cost, claims, damage or expense caused by Assignor, its agents, employees, residents and/or contractors, Assignee and ADK shall indemnify, defend and hold Assignor harmless from and against any loss, cost, claims, damage or expense (including reasonable attorneys' fees) incurred by Assignor arising from any damage or injury caused by Assignee, ADK, or their agents, employees or contractors in connection the with Inspections, and Assignee shall, prior to such entry upon the Facilities, name Assignor as an additional insured under its general liability insurance policy (which policy shall be provided at no cost to Assignor). Assignee shall provide Assignor with a certificate of such liability insurance as evidence that said insurance is effective, current, that all costs associated with such insurance have been paid by Assignee and that Assignor has been named as an additional insured.

(D) If the Assignee elects to interview, convene or otherwise meet with the Employees at the Facilities, with the exception of the administrators of the Facilities, Assignee shall not do so until Assignee has provided written notice to the Assignor that the Assignee has waived all conditions or contingencies to Closing.

SECTION 8.   **Condition of Title and Survey.**

(A) Assignee shall have the option to obtain a title insurance commitment for a lessee's title insurance policy issued by a title company acceptable to Assignee (the "Title

Commitment"). Should the Title Commitment disclose exceptions to title that adversely affect Assignee's intended use of the Facilities or are otherwise reasonably unacceptable to Assignee, Assignee shall promptly (but in any event no later than July 12, 2010) give written notice of such matters to Assignor and, in the event Assignor fails within ten (10) business days of Assignor's receipt of such notice, to either cure or correct such matter or provide assurances reasonably satisfactory to Assignee that Assignor will cure or correct such matter prior to the Closing Date, then Assignee may elect, as its sole remedy, to either (i) accept title in its existing condition or (ii) terminate this Agreement and receive a refund of the Deposit. Assignor shall not have any duty to satisfy a title objection.

(B)   Assignee may obtain a current survey of the real property on which the Facilities are located (the "Property") prepared and certified by a surveyor registered and licensed in the State of Georgia (the "Survey"). Should the Survey disclose matters that adversely affect Assignee's intended use of the Facilities or are otherwise reasonably unacceptable to Assignee, Assignee shall promptly (but in any event no later than July 12, 2010) give written notice of such matters to Assignor and, in the event Assignor fails within ten (10) business days of Assignor's receipt of such notice, to either cure or correct such matter or provide assurances reasonably satisfactory to Assignee that Assignor will cure or correct such matter prior to the Closing Date, then Assignee may elect, as its sole remedy, to either (i) accept the Survey in its existing condition or (ii) terminate this Agreement and receive a refund of the Deposit. Assignor shall not have any duty to satisfy a survey objection.

(C)   Assignee may obtain an environmental assessment of the Property (the "Environmental Report"). Should the Environmental Report disclose environmental conditions that adversely affect Assignee's intended use of the Facilities or are otherwise reasonably unacceptable to Assignee, Assignee shall promptly (but in any event no later than July 12, 2010) give written notice of such matters to Assignor and, in the event Assignor fails within ten (10) business days of Assignor's receipt of such notice, to either cure or correct such matter or provide assurances reasonably satisfactory to Assignee that Assignor will cure or correct such matter prior to the Closing Date, then Assignee may elect, as its sole remedy, to either (i) accept the Facilities in their existing condition or (ii) terminate this Agreement and receive a refund of the Deposit.

(D)   Assignor has delivered to Assignee a true, correct and complete copy of the Lease, as amended.

SECTION 9.   **Closing Costs.** Assignee shall pay the cost of any title examination, the Title Commitment and title insurance premium, the Survey and the Environmental Report. Real estate taxes shall be allocated between Assignee and Assignor on a per diem basis as of the Closing Date. Assignor, Assignee and ADK shall each bear the fees of its respective counsel, advisors and for any other representation provided to or contracted for by such party in connection with this Agreement.

SECTION 10.   **Date of Closing.** The closing contemplated herein (the "Closing") shall occur on an mutually agreed upon date (the "Closing Date") following the entry of a non-appealable, final order by the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division (the "Court"), authorizing the transfer of the Foster Facilities as described and contemplated in Section 14 hereof. It is contemplated that the Closing Date shall be July 30, 2010 (with all prorations to be made as of 11:59 p.m. on July 31, 2010). Assignee may, at its option, extend the Closing Date to a date on or before August 31, 2010 upon written notice to Assignor, in which event all references herein to "Closing Date" shall mean such extended date. The Closing Date may be further extended as specifically agreed to in writing by the parties. The parties shall cooperate in good faith in order to conduct Closing in escrow, whereby Assignee, ADK and Assignor shall deliver to Escrow Agent, at or prior to the Closing Date, all funds and/or instruments required to be delivered by them respectively at the Closing, and shall take all such other actions as shall be required hereunder to be undertaken by each party at or prior to the Closing Date. In the event that Closing in escrow is not feasible, the Closing shall be held on the Closing Date at the offices of Assignee's counsel in Atlanta, Georgia.

SECTION 11. **Waivers.** The waiver by any party of any breach by the other of any term, covenant or condition herein contained shall not be deemed to be a waiver of any other condition or of any subsequent breach of the same or of any other term, covenant or condition herein contained. No delay or omission in the exercise of any right or remedy accruing to any party as a result of a breach by the other party under this Agreement shall impair such right or remedy or be construed as a waiver of any such breach theretofore or thereafter occurring.

SECTION 12. **Conditions Precedent to Obligations of Assignee.** The obligations of Assignee under this Agreement are subject to, and shall be conditioned upon, the satisfaction (or the waiver in writing by Assignee) prior to, or as of, the Closing of each of the following conditions:

(A) **Compliance by Assignor and Representations Correct.** All of the covenants and obligations of this Agreement to be complied with and performed by Assignor at or before the Closing shall have been complied with and performed in all material respects, and the representations and warranties made by Assignor in this Agreement shall be true and correct in all material respects (i) on and as of the date of this Agreement, and (ii) on and as of the Closing, with the same force and effect as though such representations and warranties had been made on and as of the Closing.

(B) **Officers' Certificates.** Assignor shall have delivered to Assignee a certificate, dated the Closing Date, certifying to the fulfillment of the conditions set forth in subparagraph (A) above.

(C) **No Legal Action.** No action, suit, investigation, other proceeding or claim shall have been instituted before any court or before or by any government or governmental agency or instrumentality either (i) to impose any restriction, limitations or conditions with respect to the transactions contemplated by this Agreement which will prevent or enjoin the consummation of the transactions contemplated herein, or (ii) to obtain damages or other relief in connection with such transactions. No action, suit, investigation, or other proceeding or claim against Assignor shall have been instituted before any court or before or by any government or governmental agency or instrumentality, domestic or foreign which could reasonably be expected to materially adversely affect the Facilities following the Closing.

(D)   Additional Documents. Assignor shall have furnished such other duly executed documents as may be reasonably required or appropriate to effectuate the purposes of this Agreement.

(E)   Regulatory Compliance. From the date hereof through the Closing Date, there shall be no new material default under or in violation of any laws, ordinances, rules, regulations or orders (including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of the Facilities or any safety, health or trade laws), by Assignor and/or the Facilities.

(F)   Regulatory Approval. Assignee shall have obtained approval from all entities which regulate the ownership and operation of skilled nursing facilities in the State of Georgia.

(G)   Licenses. Assignee shall have obtained all required licenses to operate the Facilities or Evidence of Licensure.

(H)   Landlord's Consent. Omega shall have consented in writing to the assignment of the Lease.

(I)   Estoppel Certificates. Omega shall have provided to Assignee an estoppel certificate with respect to the Lease in form and substance reasonably acceptable to Assignee.

(J)   SNDAs. All lenders, if any, whose indebtedness is secured by deeds to secure debt on the Facilities shall have delivered subordination, non-disturbance and attornment agreements in form and substance reasonably acceptable to Assignee.

(K)   Bankruptcy Court Approval. The Court shall have issued an order approving that certain Motion for Order or Orders Approving Global Settlement filed with the Court on or about the date of this Agreement (the "Motion"), such order shall have become final and non-appealable and all transactions set forth therein shall have been consummated on or before the Closing Date.

SECTION 13.   Conditions Precedent To Obligations of Assignor. The obligations of Assignor under this Agreement are subject to, and shall be conditioned upon the satisfaction (or the waiver in writing by Assignor) prior to, or as of, the Closing of each of the following conditions:

(A)   Compliance by Assignee and ADK and Representations Correct. All of the covenants and obligations of this Agreement to be complied with and performed by Assignee and/or ADK at or before the Closing shall have been complied with and performed, and the representations and warranties made by Assignee and ADK in this Agreement, shall be correct (i) on and as of the date of this Agreement, and (ii) on and as of the Closing, with the same force and effect as though such representations and warranties had been made on and as of the Closing.

(B)   Certificate. Assignee and ADK shall have delivered to Assignor a certificate, dated the Closing Date, duly executed by Assignee and ADK, certifying to the fulfillment of the conditions set forth in subparagraph (A) above.

(C)   No Legal Action. No action, suit, investigation, other proceeding or claim shall have been threatened or instituted before any court or before or by any government or governmental agency or instrumentality either (i) to impose any restrictions, limitations or conditions with respect to the transaction contemplated by this Agreement or (ii) to obtain damages or other relief in connection with such transactions. No action, suit, investigation or other proceeding or claim against Assignee or ADK shall have been instituted before any court or before or by any government or governmental agency or instrumentality, domestic or foreign, which might adversely affect the Facilities.

(D)   Additional Documents. Assignee and ADK shall have furnished Assignor with such other duly executed documents reasonably required or appropriate to effectuate the purposes of this Agreement.

(E)   Bankruptcy Court Approval. The Court shall have issued an order approving the Motion, such order shall have become final and non-appealable and all transactions set forth therein shall have been consummated on or before the Closing Date.

SECTION 14.   Intentionally omitted.

SECTION 15.   Deliveries at Closing.

(A)   By Assignor. At Closing, Assignor shall deliver to Assignee, in consideration of payment to Assignor of the Closing Date Consideration, the following:

(i)   The Bill of Sale; and

(ii)   The Assignment of Resident Agreements.

(B)   By Assignee and/or ADK. At Closing, Assignee and/or ADK, as applicable, shall deliver to Assignor:

(i)   The Assignment of Resident Agreements.

SECTION 16.   Assignment. Assignor may not assign any of its right, title, or interest in and to this Agreement without the written consent of the Assignee, not to be unreasonably withheld or delayed. Except for assignment to an affiliated entity, Assignee may not assign its right, title or interest in and to this Agreement without the consent of Assignor, not to be unreasonably withheld or delayed.

SECTION 17.   Commissions and Fees. Assignee hereby represents and warrants to Assignor that it has not dealt with any real estate agent, broker or finder in connection with this transaction and agrees to indemnify Assignor for all damages, costs and liability that may result from breach of this warranty and representation. Assignor hereby represents and warrants to Assignee that Assignor has not dealt with any real estate agent, broker or finder in connection with this transaction and agrees to indemnify Assignee for all damages, costs and liability that may result from breach of this warranty and representation.

SECTION 18. <u>Condemnation.</u> Assignor represents that it has received no notice of any condemnation proceedings against the whole or any part of the Property. If prior to the Closing Date, all or a substantial portion of either the Real Property or the Facilities shall be condemned or taken by eminent domain by any competent authority for any public or quasi-public use or purpose, then, in such event, Assignee shall have the option to terminate this Agreement or close the transactions herein provided for. If Assignee shall elect pursuant to such option to terminate this Agreement, this Agreement shall be null and void and the Deposit shall be returned to Assignee. If, however, Assignee shall elect to close this transaction, then there shall be a reduction in the Cash Consideration equal to the amount of proceeds of any condemnation award, if any, to which Assignor is entitled to receive pursuant to the terms of the Lease.

SECTION 19. <u>Default.</u> If either party defaults under this Agreement, the other party shall have all rights or remedies permitted in law or at equity, including, without limitation, the right to specific performance and the right to terminate this Agreement. Before a party may declare a default hereunder, it shall give written notice to the other party specifying the failure of the other party under this Agreement and the other party shall have ten (10) business days from the receipt of such notice to cure such default.

SECTION 20. <u>Indemnification.</u>

(A)   <u>Assignor's Indemnification.</u> Assignor will defend, indemnify and hold Assignee and ADK harmless against any and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any misrepresentation, breach of warranty, or non-fulfillment of any agreement or covenant contained in this Agreement; (b) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section; and (c) the operation of the Facilities prior to the Closing Date.

(B)   <u>Assignee's and ADK's Indemnification.</u> Assignee and ADK will defend, indemnify and hold Assignor harmless against any and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any misrepresentation, breach of warranty or non-fulfillment of any agreement or covenant contained in this Agreement; (b) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section; and (c) the operation of the Facilities on and after the Closing Date.

SECTION 21. <u>Notices.</u> All notices provided for herein shall be made either by certified or registered mail and deposited in the U.S. Mail, postage prepaid, or by overnight delivery service, to the following addresses:

To Assigne: _____

_____

_____

Attn: _____

With a copy to: _____

_____

_____

Attn: _____

To Assignor: ADK Georgia, LLC
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 570
Atlanta, Georgia 30305
Attn: Chris Brogdon

With a copy to: Holt Ney Zatcoff & Wasserman, LLP
100 Galleria Parkway, Suite 600
Atlanta, Georgia 30339
Attn: Gregory P. Youra, Esq.

Any notices sent as provided herein shall be deemed delivered when actually received.

SECTION 22. <u>Miscellaneous.</u>

(A) This Agreement sets forth all promises, agreements, conditions, inducements and understanding between and among the parties and there are no promises, agreements, conditions, inducements, warranties, representations, oral or written, express or implied, between them, other than as herein set forth. This Agreement shall not be modified or amended in any manner except by an instrument in writing executed by the parties.

(B) The headings contained in this Agreement are for convenience and reference only, and in no way modify, interpret or construe the meaning of the parties.

(C) Except as otherwise set forth herein, all terms, agreements, covenants, conditions, representations, warranties and provisions herein made shall survive the Closing.

(D) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same instrument.

(E) This Agreement shall be construed and enforced in accordance with the laws of the State of Georgia. If any provision of this Agreement is determined to be illegal or unenforceable, such determination shall not affect the remaining terms of this Agreement. If litigation is instituted based upon this Agreement, the prevailing party shall be entitled to recover all expenses, including reasonable attorney fees.

(F) Each of the parties shall execute such other documents as may be reasonably necessary to carry out the intent as well as comply with the provisions of this Agreement.

(G) This Agreement shall be binding upon and inure to the benefit of the respective parties and their heirs, executors, personal representatives, successors and assigns.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth.


ASSIGNOR:

ADK GEORGIA, LLC,
a Georgia limited liability company

By:_____
    Name: Chris Brogdon
    Title: Manager

ADK:

ADCARE HEALTH SYSTEMS, INC.,
an Ohio corporation

By:_____
    Name: _____
    Title: _____


[Signatures continue on following page.]

ASSIGNEE:

_____

By:_____

EXHIBIT "A"

FACILITIES

	Name of Facility	Location of Facility	No. of Beds
1.	Bonterra Nursing Center	2801 Felton Drive East Point, Georgia 30344	118
2.	Parkview Manor Nursing and Rehabilitation Center	460 Auburn Avenue Atlanta, Georgia 30312	186

EXHIBIT "B"

SUBLEASES

EXHIBIT "G"

LIST OF ASSIGNOR CONTRACTS

I.   **Parkview**

     1.   To be provided

II.   **Bonterra**

     1.   To be provided

EXHIBIT "H"

ASSIGNMENT AND ASSUMPTION OF RESIDENT AGREEMENTS

THIS ASSIGNMENT AND ASSUMPTION OF RESIDENT AGREEMENTS (this "Assignment") is made this _____ day of _____, 2010 (the "Effective Date"), by and among **ADK GEORGIA, LLC**, a Georgia limited liability company or its designee ("Assignee"), **TRIAD HEALTH MANAGEMENT OF GEORGIA II, LLC**, a Georgia limited liability company ("TMII"), **TRIAD AT PARKVIEW, LLC**, a Georgia limited liability company ("TP"), and **TRIAD AT BONTERRA, LLC**, a Georgia limited liability company ("TB") (TMII, TP and TB are sometimes referred to herein collectively as "Assignor").

RECITALS

A.   Assignor presently holds all of the landlord's interest under those certain resident agreements more particularly described on Exhibit "A" to this Assignment (collectively the "Resident Agreements"), with respect to those certain skilled nursing facilities located at (i) 2801 Felton Drive, East Point, Georgia 30344 and known as "Bonterra Nursing Center", and (ii) 460 Auburn Avenue, Atlanta, Georgia 30312 and known as "Parkview Manor Nursing and Rehabilitation Center".

B.   Assignor desires to assign to Assignee and Assignee desires to acquire Assignor's interest in and to the Resident Agreements.

FOR VALUABLE CONSIDERATION it is agreed as follows:

1.   **Assignment.**   As of the Effective Date, Assignor conveys and assigns to Assignee, subject to the provisions of the Resident Agreements, all of Assignor's right, title and interest in and to the Resident Agreements. Assignor hereby covenants and agrees to indemnify, defend (with legal counsel reasonably acceptable to Assignee) and hold Assignee harmless for, from and against any actions, suits, proceedings or claims, and all costs and expenses (including without limitation reasonable attorneys' fees) incurred in connection therewith, based upon or arising out of any breach or alleged breach of the Resident Agreements occurring or accruing prior to the Effective Date or arising from or connected with any act, omission to act or other conduct of Assignor under or with respect to the Resident Agreements occurring prior to the Effective Date.

2.   **Assumption.**   Assignee assumes and agrees to be bound by all of Assignor's liabilities and obligations arising pursuant to the Resident Agreements from and after the Effective Date. Assignee further covenants and agrees to indemnify, defend (with legal counsel reasonably acceptable to Assignor) and hold Assignor harmless for, from, and against any actions, suits, proceedings or claims, and all costs and expenses (including without limitation reasonable attorneys' fees) incurred in connection therewith, based upon or arising out of any breach or alleged breach of the Resident Agreements occurring or accruing from and after the Effective Date or arising from or connected with any act, omission to act or other conduct of Assignor under or with respect to the Resident Agreements occurring from and after the Effective Date.

3.   **Binding Effect.**   This Assignment shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

4.   **Counterparts.**   This Assignment may be executed in counterparts, all of which together shall constitute one complete Assignment.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed as of the day and year first above written.


ASSIGNOR:


ADK GEORGIA, LLC,
a Georgia limited liability company

By: _____
        Name: Chris Brogdon
        Title: Manager


[Signatures continue on following page.]


ASSIGNEE:

_____

EXHIBIT A

RESIDENT LIST

[Attach Resident List]

EXHIBIT "I"

LIST OF EXCLUDED PERSONAL PROPERTY

(a)   All cash and cash equivalents of Assignor and all accounts receivable, including accounts receivable from Medicare or Medicaid of Assignor related to goods sold and services rendered up to and including the Transfer Date.

(b)   The rights of Assignor under any insurance policy applicable to the Facilities for events or circumstances arising or existing, as the case may be, prior to the Transfer Date.

(c)   The rights of Assignor to receive mail and other communications addressed to any of them with respect to Excluded Personal Property.

(d)   Any and all trade names, trademarks or services marks or other intellectual property of Assignor or their affiliates (whether or not registered).

(e)   The rights of Assignor to any deposits or pre-payments made with utility companies, service providers, landlords, lenders or insurance companies.

(f)   The rights of Assignor with respect to any avoidance actions that may be prosecuted under Title 11 of the United States Code.

EXHIBIT F

MEMORANDUM OR SHORT FORM OF LEASE

THIS INSTRUMENT PREPARED BY:

THIS LEASE, made and entered into as of February ____, 2010, by and between Georgia Lessor – Bonterra/Parkview, Inc., a Maryland corporation, having its principal office at 200 International Circle, Suite 3500, Hunt Valley, MD 21030, as Lessor, and _____, a _____, having its principal office at _____, as Lessee with respect to the real property identified in Exhibit "A" attached hereto and located in _____ Georgia.

WITNESSETH:

1.   For and in consideration of the rents reserved and the other covenants contained in that certain Lease made by and between the parties hereto and dated the date hereof ("Lease"), Lessor has and does hereby lease to Lessee, and Lessee has and does hereby take and rent from Lessor, all of Lessor's rights and interest in and to the parcel of real property described in Exhibit(s) "   " and all fixtures and improvements thereto, and certain personal and other property as set forth in the Lease.

2.   The Term of the Lease commences as March 1, 2003 and shall expire on _____, 2020, unless terminated by the parties hereto pursuant to the provisions of this Lease.

3.   This instrument is executed and recorded for the purpose of giving notice of Lessee's interest in the property covered by the Lease and giving notice of the existence of the Lease, to which reference is made for a full statement of the terms and conditions thereof. The respective addresses of the parties hereto are:

Lessee: _____

          _____

          _____

          Attn: _____

Lessor: Georgia Lessor – Bonterra/Parkview, Inc.
         c/o Omega Healthcare Investors, Inc.
         200 International Circle, Suite 3500
         Hunt Valley, MD 21030
         Attn: Daniel J. Booth

IN WITNESS WHEREOF, the parties have caused this instrument to be executed by their duly authorized officer, members or manager, as applicable, all as of the day and date first above written.

LESSOR:

GEORGIA LESSOR – BONTERRA/PARKVIEW, INC.,
a Maryland corporation

By: _____

      Name:

      Title:

LESSEE:

_____

_____
Name:

Title:

THE STATE OF MARYLAND)
)
COUNTY OF _____)

    This instrument was acknowledged before me on the ____ day of _____, 2010, by ___ _____, the _____ of Georgia Lessor – Bonterra/Parkview, Inc., a Maryland corporation, on behalf of said corporation.

                  Notary Public

THE STATE OF GEORGIA)
)
COUNTY OF   )

    This instrument was acknowledged before me on the ____ day of _____, 2010, by ___ _____, the _____ of _____, a _____, on behalf of said company.

                  Notary Public